20170212

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2017

Scott H. Kimpel
Hunton & Williams LLP
skimpel@hunton.com

Re: Lowe's Companies, Inc.
Incoming letter dated January 30, 2017

Dear Mr. Kimpel:

This is in response to your letters dated January 30, 2017 and March 1, 2017 concerning the shareholder proposal submitted to Lowe's by David Brook. We also have received letters from the proponent dated February 22, 2017 and March 3, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: David Brook
FISMA & OMB Memorandum M-07-16

March 10, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Lowe's Companies, Inc.
Incoming letter dated January 30, 2017

The proposal requests that the company produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing the company's renewable energy sourcing and/or production.

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(4). We are unable to conclude that the proposal relates to the redress of a personal claim or grievance against the company. We are also unable to conclude that the proposal is designed to result in a benefit to the proponent, or to further a personal interest, which is not shared by the other shareholders at large. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(4).

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal transcends ordinary business matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Lowe's may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Lowe's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Lowe's may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email to: Shareholderproposals@sec.gov and U.S. Mail

March 3, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: 2016 Shareholder Proposal by David Brook to Lowe's Companies, Inc.
Request for a Report Assessing Renewable Energy Sourcing and/or Production
Response to Lowe's Companies, Inc., Reply Letter, Dated March 1, 2017

Dear Sir/Madam:

I am writing regarding the March 1, 2017, seventeen (17) page letter sent on behalf of Lowe's Companies, Inc. ("Lowe's") by Mr. Scott H. Kimpel, Esq., written in response to my February 22, 2017, letter as it related to the Brook shareholder proposal (the "Brook Proposal") that was submitted in response to the January 30, 2017, letter sent by Lowe's seeking to exclude the Brook Proposal.

First, you would think after submitting fifteen (15) pages in its initial submission that Lowe's had presented more than enough information in an attempt to argue its case, but, apparently not. Now, it has submitted another seventeen (17) pages of basically the same arguments and hoping that finessing them and hair-splitting some words will now sound convincing. To paraphrase a famous person, even if you put lipstick on a pig, you are still left with a pig! The facts have not changed and its arguments are not based upon any new information. It has, however, attempted to introduce a new basis for exclusion and I believe that attempt is improper and violates SEC guidance and process. I maintain that Lowe's already had its "bite" at the apple and how many times should reply and sir reply arguments be allowed, especially when it attempts to raise a new argument that contravenes Security and Exchange Commission ("SEC") legal guidance?

I will not offer any more verbiage as to my arguments or Lowe's, since all Lowe's is doing is rehashing the same arguments, except trying to paint them with a different color lipstick. I rely upon my prior arguments to legally support my position that the Brook Proposal does not involve "ordinary business," since the wording of the Brook Proposal is virtually identical to *CVS Health* proposal for which the SEC has refused to allow exclusion. See, *CVS Health* (Feb. 22, 2017.) The specific wording of the Brook Proposal is what I am asking the shareholders to approve and the SEC has determined that it does not intrude upon 'ordinary business" and should not be excluded.

Lowe's attempts to now argue that the language supporting the Brook Proposal is distinguished from *CVS Health*, but it is not. The only difference is that it applies to Lowe's, not

CVS, but other than some factual differences with companies and operations, it is the same wording in the proposal and it should therefore be allowed to proceed.

Second, Lowe's has provided no new arguments for convincing Staff that Lowe's has substantially implemented the Brook Proposal. Lowe's uses the term "essential objectives" to argue that is what the Staff should examine, and I agree. If one looks at the essential objectives of the Brook Proposal and compares it to what Lowe's has done, it has not shown any supported information to demonstrate that it has studied renewable energy or reported on it (as sought in the proposal), since the only actions that Lowe's has taken is focused on its use of electricity, not generation and studying generation of electricity is the "essential objective" of the Brook Proposal. Therefore Lowe's has not substantially implemented the Brook Proposal.

ALLOWING NEW CLAIMS SETS A DANGEROUS PRECEDENT AT THE SEC

The SEC has established definitive rules for how a company is allowed to argue matters at the SEC. In SLB 14, Staff has indicated that, "The company has the burden of demonstrating that it is entitled to exclude a proposal, and we will not consider any basis for exclusion that is not advanced by the company." See, SLB 14(B)(5). (Emphasis added.) I am sure that I do not need to remind Mr. Kimpel, that companies have the burden of presenting their arguments to the SEC. On January 30, 2017, Lowe's petitioned Staff to exclude the Brook Proposal. Lowe's had from December 12, 2016, when the proposal was submitted to January 30, 2017, or about fifty-one (51) days to formulate its arguments.

On January 30, 2017, Lowe's raised only two arguments as its full justification for seeking to exclude the Brook Proposal. It argued the "ordinary business" and "substantially implemented" exclusions and provided lengthy arguments in support of its position. That is its only basis for exclusion, since those reasons tied directly to the Brook Proposal. Now, Lowe's is improperly trying to advance a third reason for exclusion by using legal arguments from my legal briefing of February 22, 2017, as an attempt to argue that after the fact legal analysis can be used to "amend" its original (and only) basis for exclusion. That action is akin to taking arguments from opposing counsel's appellate court brief and then arguing to the Court that your own original complaint should be amended based on legal arguments, not a change in the underlying facts. There is no change in the underlying facts of the Brook Proposal, since it was presented and no there is no factual justification for such a request by Lowe's. This action by Lowe's is improper and if allowed to be considered by Staff will set a very dangerous legal precedent that could significantly complicate the shareholder no-action review process at the SEC. Lowe's is out of time for advancing a third argument and the determination by Staff should ignore responding to it by not even mentioning it or summarily dismissing it as, "out of time."

If I had not responded on February 22, 2017, Staff would have only been reviewing those two arguments. Since the content of my February 22, 2017, letter consisted of legal analysis and arguments related to the Brook Proposal it cannot now be alleged that this letter changed the nature or content of the Brook Proposal. But, that is exactly what Lowe's is now arguing and that is rather preposterous! SLB 14(B)(5) applies in this situation and Lowe's should now be limited to only its two arguments raised on January 30, 2017, since it had the freedom at that time to raise any argument that it wanted and it did not choose to argue any other reason for seeking exclusion of the Brook Proposal.

Lowe's is attempting to raise a new argument claiming the Brook Proposal should be excluded under 14a-8(i)(4), by claiming that the February 22, 2017, letter demonstrates that the Brook Proposal is some kind of "personal grievance." I believe that Lowe's approach in this argument is deceitful and dishonest and purposefully attempts to misdirect Staff in its review. The "four corners" of the Brook Proposal have nothing to do with some form of personal grievance, it has to do with examining renewable energy. None of the underlying facts or correspondence has changed and none of that indicates a basis for any such claim by Lowe's.

I believe that it is also important to recognize that "advocacy" and my "style" of writing in my February briefing letter should not be confused with any personal feelings. I do not believe that there is a rule that states that you have to be "friends" with a company to file a shareholder proposal or argue for including it in the proxy materials. In fact, to be an effective advocate means promoting change, and many people and companies do not like change, so they need to be pushed and that can generate resistance and challenging interactions. But that has nothing to do with alleging personal grievances and the entire factual "record" of this proceeding shows nothing to support any such (out of time) claim by Lowe's.

If Lowe's had identified this argument based upon the Brook Shareholder Proposal, then it had a legal obligation to raise it in its first submission as part of its overall review. It certainly had time to raise this argument, but it did not, since there is no factual basis to do so. It cannot now raise a new argument based entirely upon my letter brief objecting to its arguments. If that were allowed, it would set a dangerous precedent for communications with the SEC and allow companies and proponents to get into endless letter writing exchanges over "he said, she said issues." The issue at stake is the appropriateness of the shareholder proposal and it is out of bounds to argue that a legal argument could become a new basis for exclusion! That is not the purpose of this review and determination process and if Lowe's is allowed to bring in any additional basis now it will create pure chaos in this otherwise controlled review process. Think of the Staff time that would need to be devoted to a response letter that raises new bases for exclusion and does that mean that proponents are now allowed to raise new arguments for their side in their response letters? I see the floodgates opening.

Since the "four corners" of the Brook Proposal and the underlying factual information underlying this proposal and the record has nothing to do with or support any such claim of a Rule 14a-8(i)(4) exclusion and because Lowe's is out of time with this argument, Staff should summarily dismiss Lowe's request.

CONCLUSION

The Brook Proposal as shown by the conforming words of the proposal, as detailed in this letter brief, in the February 22, 2017, letter brief, by prior SLB interpretations, by prior Staff determinations and now by the SEC *CVS Health* determination (Feb. 22, 2017) does not involve "ordinary business." Since the Brook Proposal does not involve the ordinary business of Lowe's, its request to exclude the Brook Proposal should be denied.

The Brook Proposal as shown by the conforming words of the proposal, as detailed in this letter brief, in the February 22, 2017, letter brief, by prior SLB interpretations and by prior Staff determinations has definitely not been substantially implemented by Lowe's, as the essential objective involves reporting on renewable electrical energy generation possibilities at

Lowe's and Lowe's has never done that. Lowe's has factually shown in its arguments that it has never examined renewable energy generation, only conservation and since the essential objectives of the Brook Proposal involve reducing GHG emissions and helping to reduce the impacts of climate change, Lowe's has failed to demonstrate how it has substantially implemented the Brook Proposal when it has never examined generation as another important approach to reducing its carbon footprint. Since Lowe's has not substantially implemented the Brook Proposal, its request to exclude the Brook Proposal should be denied.

Lowe's must be restricted to only the two arguments it presented in its January 30, 2017, letter brief. Staff, for the reasons presented above, should summarily reject any new arguments and specifically its 14a-8(i)(4) argument, since it is out of time, does not involve the "four corners" of the Brook Proposal and none of the underlying facts in the record of the Brook Proposal support any such claim by Lowe's.

Thank you for your assistance. Please feel free to contact me should you require any further clarifications or have any questions. I may be reached at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully Submitted,

David Brook

David Brook

Cc: Scott H. Kimpel, Esq., attorney for Lowe's (sent via email)

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
2200 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20037-1701

TEL 202 • 955 • 1500
FAX 202 • 778 • 2201

SCOTT H. KIMPEL
DIRECT DIAL: 202 • 955 • 1524
EMAIL: SKimpel@hunton.com

FILE NO: 23797.001762

March 1, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Lowe's Companies, Inc. - 2017 Annual Meeting
Supplemental Letter Regarding Exclusion of Shareholder Proposal

Ladies and Gentlemen:

I am writing on behalf of Lowe's Companies, Inc., a North Carolina corporation ("Lowe's" or the "Company"), in regards to the Company's no-action request dated January 30, 2017 (the "No-Action Request"), submitted to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), to request that the Staff concur with the Company's view that it may exclude the shareholder proposal entitled "The Need For Lowe's To Assess The Feasibility Of Setting Renewable Energy Sourcing Targets" and supporting statement (the "Proposal"), submitted by David Brook (the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2017 Annual Meeting of Shareholders (the "2017 proxy materials"), which the Company expects to file with the Commission on or about April 21, 2017. In the No-Action Request, the Company argued that the Proposal could be excluded from the 2017 proxy materials because (i) the Proposal relates to the Company's ordinary business operations, and (ii) the Company has already substantially implemented the Proposal.

On February 22, 2017, the Company received a letter from the Proponent (the "Response") responding to the No-Action Request. In addition to the reasons for exclusion discussed in the No-Action Request, the Response raises additional points that the Company believes are also grounds for exclusion. Thus, for the reasons stated in the No-Action Request, and as further articulated below, we continue to believe the Proposal is properly excludable under Rule 14a-8, and we wish to respond to the Response.

I. The Proposal relates to the Company's ordinary business operations.

A. The Proposal interferes with the Company's day-to-day operations.

The Response argues that the Proposal may not be excluded because it "does not touch upon tasks that are so fundamental as to interfere with the 'day-to-day' operations" of the Company. However, this characterization of the Proposal ignores the plain language of the Proposal and the commentary in the Response that demonstrates that the Proposal is intended to influence the Company's day-to-day business and operational decision making in relation to how the Company chooses to power its day-to-day operations and how the Company chooses to invest and deploy its capital across the business.

An affordable and reliable supply of electricity to power its more than 2,355 retail home improvement and appliance stores, its warehouses, office space, and other facilities is core to the Company's day-to-day business operations. However, the Proposal seeks to dictate how the Company chooses to power its facilities by compelling the Company to use renewable energy technologies for its operations. Although the Response asserts that it is "simply ask[ing] Management to become more informed [about renewable energy]" rather than "attempt[ing] to . . . dictate how Management should conduct its business," the language of the Proposal directly contradicts this assertion. The resolved clause specifically focuses on the Company "adopting . . . targets for increasing Lowe's renewable energy sourcing and/or production." The supporting clause also directs the Company to "consider all of its facilities" and specifically lists options for achieving the renewable energy sourcing and/or production targets, such as by "using on-site distributed energy, off-site generation, power purchases, and renewable energy credits." The Proposal's supporting materials, as discussed below, further clarify the Proposal's central focus on the Company's day-to-day operations.

The Response relies, in part, on the Staff's no-action letter in *CVS Health Corp.* (Feb. 22, 2017) to support its argument that the Proposal may not be excluded under Rule 14a-8(i)(7), stating that "[o]ther than the name, 'CVS' this proposal is identical to the Brook Proposal, word for word." Although the language in the resolved clause and the supporting statement are similar in the two proposals, the Proponent fails to recognize the substantially different language in the proposals' supporting materials, which is a key distinction between the two proposals. The proposal in *CVS Health Corp.* does not include specific references to the company's operations and actually clarifies that the proposal is merely "seek[ing] clarity on how renewable energy plays into CVS's overall response to climate change." In contrast, not only does the Proposal fail to clarify that it is simply seeking clarity on how renewable energy plays into Lowe's overall response to climate change, but it also includes specific references to the Company's operations. For example, the Proposal states that:

- "[Lowe's actions to reduce its greenhouse gas emissions] miss[ ] an opportunity to help reduce the environmental footprint created by its 1857 energy consuming big box locations, its warehousing and offices, that all add to Lowe's enormous carbon footprint."

- "BIG BOX stores have large expanses of flat roofs that are ideal for solar panel retrofits generating electricity right where it is needed" (i.e., generating electricity to power its stores).

- "Lowe's has failed to embrace these same [solar panel installations] technologies for its own operations."

Therefore, the Proponent's assertion that the Proposal is simply asking management to become more informed is far less persuasive than in *CVS Health Corp.* Moreover, the Proposal is more similar to the proposals in *CVS Health Corp.* (Mar. 8, 2016) ("*CVS Health Corp. 2016*") and *The TJX Companies, Inc.* (Mar. 8, 2016), where the Staff allowed for the exclusion of proposals requesting that the companies "set company-wide quantitative targets . . . to increase renewable energy sourcing and/or production," on the basis that the proposals "focuse[d] primarily on matters relating to [the companies'] ordinary business operations." Although the proposals in *CVS Health Corp. 2016* and *The TJX Companies, Inc.* involved a similar request to the one in *CVS Health Corp.*, the key distinction between these proposals and the proposal in *CVS Health Corp.* was the language in the supporting materials. Specifically, similar to the Proposal, the proposals' supporting materials included statements regarding the companies' use of renewables to power their operations and the costs of renewable energy. As noted above, the proposal in *CVS Health Corp.* did not include such references.

Indeed, the Proponent's claim that the Proposal does not interfere with the Company's operations is further contradicted in the Response, where the Proponent argues that "the only focus of this proposal is to eliminate or minimize operations that may adversely affect the environment." To the Proponent, the Proposal focuses on "minimizing or eliminating" the use of fossil fuels in the generation of electricity that the Company consumes to power its operations and replacing that source of electricity with renewable energy technologies. The Response's attempt to disguise the Proposal as not interfering with the Company's operations is, therefore, unpersuasive.

HUNTON& WILLIAMS

An integral part of the Company's business is selecting the best approaches to its day-to-day energy needs. In determining the best approach to power its facilities, management considers a wide range of factors, such as availability and practicality, power costs associated with both traditional and non-traditional forms of generation, operating costs and recent technological developments, among others. By requiring a report seeking to dictate that the Company power its operations with renewable energy technologies either by investing in or generating renewable energy, the Proposal involves shareholders inappropriately in decisions regarding the technologies the Company utilizes to power its facilities. As a group, the Company's shareholders would not be in a position to make informed judgments about the specific sources of energy that would best suit the needs of the Company and its shareholders.

The Response also argues that the Proposal may not be excluded under Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") because the "only focus of this proposal is to eliminate or minimize operations that may adversely affect the environment." The Company is aware of the Staff's no-action letters denying the exclusion of proposals that take certain actions to reduce the environmental impact of the company's products and operations; however, the Proposal is not of the type contemplated by the Staff in these no-action letters. Any environmental impact from the Company consuming electricity that may have been generated with fossil fuels to power its operations is merely incidental. For example, in *Chesapeake Energy Corp.* (Apr. 13, 2010), the Staff denied the exclusion of a proposal requesting a report summarizing the environmental impact of the company's fracturing operations and potential policies it can adopt to reduce the environmental hazards from fracturing. In its denial, the Staff stated that the "proposal focuse[d] primarily on the environmental impacts of Chesapeake's operations." The proposal in *Chesapeake Energy Corp.* focused on the direct environmental impacts (e.g., water quality and air quality) from the company's hydraulic fracturing operations, which requires injecting a mix of water, chemicals, and particles underground. *See also Rayonier Inc.* (Mar. 11, 2014) (denying the exclusion of a proposal requesting a report related to effluent discharge at one of the company's fiber mills because it "focuse[d] primarily on the environmental impacts of Rayonier's operations"); *AT&T Inc.* (Feb. 7, 2013) (denying the exclusion of a proposal requesting a report on policies and practices to reduce the occupational and community health hazards from manufacturing and recycling lead batteries in the company's supply chain because it "focuse[d] primarily on the environmental and public health impacts of AT&T's operations"); *Spectra Energy Corp.* (Feb. 21, 2013) (denying the exclusion of a proposal requesting a report on how the company is measuring, mitigating, and disclosing methane emissions from its natural gas operations because it "focuse[d] primarily on the environmental impacts of the company's operations").

In contrast to the no-action letters described above, the Proposal addresses the environmental impact of the use of fossil fuels in the generation of electricity. The Company is not in the business of generating electricity, and any environmental impact from the Company consuming electricity to power its operations is merely incidental. Indeed, if the Staff were to find that proposals submitted to companies that are merely energy consumers are not excludable on the basis that the proposals focused on "minimizing or eliminating operations that may adversely affect the environment," it would render the exclusion meaningless.

B. The Proposal seeks to micro-manage the Company.

The Proponent asserts that the Proposal does not seek to micro-manage the Company, characterizing its mandate that the Company adopt enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production as "simply ask[ing] Management to become more informed [about renewable energy options], and then at some time in the future, Lowe's can choose, if Management decides it wants to, how to make those decisions in a more informed capacity." To the contrary, the Proposal seeks to micro-manage the Company by displacing its own informed judgments on business and operational strategy related to reducing the Company's greenhouse gas emissions. As noted in the No-Action Request:

> Lowe's retail stores account for the majority of the Company's energy consumption. Consequently, in determining how best to implement its energy and carbon reduction policies, the Company used its discretion to focus its initial efforts on its stores in order to achieve the greatest impact as soon as possible. Although the Proposal seeks "enterprise-wide" targets, rather than store targets, the Commission has recognized the need for companies to be able to use their discretion in determining how best to implement the essential objective of a proposal. Lowe's has determined that focusing its initial efforts on its stores is the most effective way to accomplish the Proposal's goal of reducing the greenhouse gas emissions from the Company's operations. . . . In addition, although Lowe's recognizes that renewable energy solutions are one way that companies are reducing their greenhouse gas emissions, the Company recognizes that there are many other ways that companies can reduce their emissions, including some options that the Company believes are better tailored to its particular business. The Company has used its discretion to initially focus its efforts on improving energy efficiency at its stores and distribution centers. . . . Lowe's has determined that focusing its initial efforts on energy efficiency is the most appropriate way to

accomplish the Proposal's goal of reducing the greenhouse gas emissions from the Company's operations.

As evidenced in the Proposal and the Response, the Proponent disagrees with the Company's choices in seeking to reduce its greenhouse gas emissions, and the Proposal urges that the Company adopt a plan that inherently conflicts with the Company's own informed choices, made after careful deliberation. Rather than focusing on efforts that yield improvements in energy efficiency, the Proponent urges that the Company focus its carbon reduction efforts on retrofitting its facilities to generate renewable energy and investing in renewable energy.

The Response cites the Staff's no-action letter denying the exclusion of the proposal in *CVS Health Corp.* (Feb. 22, 2017) to support the Proponent's argument that the Proposal does not seek to micro-manage the Company. Importantly, as articulated in Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"), and even recognized by the Proponent in the Response, the Staff's "determinations will be made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." Accordingly, the unique factors relating to the Proposal are relevant to the Staff's consideration. One of the key distinctions between the Proposal and the proposal in *CVS Health Corp.* is that the Company has taken definitive and thoughtful actions to reduce the Company's carbon footprint, including by establishing quantitative and time-bound targets for reducing its greenhouse gas emissions. The Proponent merely disagrees with the Company's choices for accomplishing its environmental goals. For example, the Proposal states that "[t]he only identified actions taken by Lowe's has been to investigate more efficient lighting, which is a laudable step, but it misses an opportunity . . . ." While the Proposal fails to recognize that the Company has in fact established quantitative and time-bound greenhouse gas reduction targets, it illustrates that the Proponent is seeking to displace the Company's judgments regarding its choices in seeking to reduce its greenhouse gas emissions. By contrast, the proposal in *CVS Health Corp.* specifically states that "CVS . . . has taken halting steps in this direction" and that "CVS indicates that it *will* set a science-based target for reducing greenhouse gas emissions." (emphasis added). CVS's no-action request also confirms that "[t]he Company does not set numeric goals or invest in the production of reports for the sake of having goals without considering feasibility, market realities and business needs." Therefore, unlike *CVS Health Corp.*, the Proposal seeks to micro-manage the Company by displacing its own informed judgments on business and operational strategy related to reducing the Company's greenhouse gas emissions.

The Proposal is more similar to *Apple Inc.* (Dec. 5, 2016) and *Deere & Co.* (Dec. 5, 2016), where the Staff concurred in the exclusion of proposals requesting that the company "issue a report . . . assessing the feasibility and setting forth policy options for the Company to reach a net-zero GHG emissions status for its facilities and major suppliers" because the proposal sought to "micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." In *Apple Inc.* and *Deere & Co.*, the companies argued that the proposals sought to micro-manage the companies by displacing the companies' choices regarding how best to mitigate the environmental impacts of its business. Similar to *Apple Inc.* and *Deere & Co.*, the Proposal urges the Company to adopt a plan that inherently conflicts with the Company's own informed choices, made after careful deliberation.

Moreover, *Apple, Inc.* makes clear that a proposal may be excludable under Rule 14a-8(i)(7) because it seeks to micro-manage a company, even if the proposal requests that the company publish a report or "assess the feasibility" of taking certain actions, as opposed to directly requesting that the company take a specific action. The proposal in *Apple, Inc.* requested a "report . . . assessing the feasibility and setting forth policy options for the Company to reach a net-zero greenhouse gas emission status." Despite the proposal's request for a report and the assessment of the feasibility of the company taking certain actions, the Staff explained in the no-action letter that "[t]he proposal requests *that the board generate a feasible plan* for the company to reach a net-zero GHG emission status . . . and *report the plan* to shareholders." (emphasis added). The Proposal similarly requests "a report assessing the . . . feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production" and "analyz[ing] options and scenarios for achieving [these] targets." Consequently, despite the Proponent's contention that the Proposal is merely asking the Company to study renewable energy options, the Company will, of necessity, need to adopt enterprise-wide, quantitative, and time-bound targets for increasing its renewable energy sourcing and/or production and generate a feasible plan for achieving these targets.

The Response also asserts that the Proposal does not micro-manage the Company because "[t]here is no imposition of specific methods *to accomplish the gathering of this information*." (emphasis added). However, the Proponent mischaracterizes the 1998 Release, which states that the consideration about whether a proposal seeks to micro-manage a company "may come into play in a number of circumstances, such as where the proposal . . . seeks to impose . . . methods for implementing complex policies." The Company's policies for reducing the environmental impact of its business are the "complex policies" relevant for this consideration rather than, as the Proponent states, the gathering of information for the report. The Company has carefully considered ways to reduce its greenhouse gas emissions and has determined that focusing on energy efficiency initiatives is the best method for the Company to accomplish its complex environmental goals. The specific and detailed choices a company makes to implement a significant policy, such as reducing the environmental impact of its business, are exactly the types of day-to-day operational decisions that the 1998 Release recognized as too impractical and complex to subject to direct shareholder oversight. The Proposal would limit the ability of the Company to implement the environmental policies that they believe best address climate change by mandating that the Company focus its efforts on renewable energy sourcing and/or production. Shareholders would be asked to vote on a proposal that would displace the Company's judgments on business and operational strategy related to reducing the Company's greenhouse gas emissions.

The Proposal also differs significantly from proposals that seek to address greenhouse gas emissions by establishing general greenhouse gas emissions goals while permitting management to exercise judgment in determining how to implement specific policies to achieve these goals. A proposal that seeks to establish general goals for reducing greenhouse gas emissions allows a company flexibility to determine the specific methods for achieving these goals, and therefore, unlike the Proposal, does not micro-manage the company for purposes of Rule 14a-8(i)(7). For example, in *CBS Corp.* (Mar. 1, 2016), the Staff denied the exclusion of a proposal requesting that the company "adopt time-bound quantitative, company-wide goals . . . for reducing total greenhouse gas (GHG) emissions" because the proposal did "not seek to micromanage the company." *See also FirstEnergy Corp.* (Mar. 4, 2015) (denying the exclusion of a proposal "request[ing] that [the company] create specific, quantitative, time bound carbon dioxide reduction goals to decrease the company's corporate carbon dioxide emissions" because the proposal did "not seek to micromanage the company"); *Great Plains Energy Inc.* (Feb. 5, 2015) (same). As a side note, although FirstEnergy Corp. and Great Plains Energy Inc. are in the electric generation business, the proposals were focused on the companies decreasing their own corporate carbon dioxide emissions and not on the companies' mix of energy resources. In contrast to *CBS Corp.*, *FirstEnergy Corp.*, and *Great Plains Energy Inc.*, the Proposal does not seek to establish a general goal for reducing the Company's greenhouse gas emissions, but rather it micro-manages the choice of technology or solution the Company should take to reduce its greenhouse gas emissions.

Indeed, in arguing that the proposal did not micro-manage the company, the proponent in *FirstEnergy Corp.* stated that the "proposal does not infringe on management's ability to select an appropriate mix of generation resources, mandate what energy sources the company should use, *or choose the technologies the company should implement.*" (emphasis added).

The proponent further stated that "[t]he Company is free to set and accomplish these goals in whatever manner it chooses to reduce carbon emissions and protect shareholder value." The proponent in *Apple Inc.* (Dec. 5, 2016) similarly argued that the proposal did not micro-manage the company because it "does not displace management decision-making, as it allows the Company to determine when, where and *how* greenhouse gases will be eliminated." (emphasis added). In contrast, the Proposal does not permit the Company's management to exercise judgment in implementing environmental policies in a manner that is in the best interest of stockholders, and in fact, as discussed above, attempts to displace the Company's judgments about how best to reduce its greenhouse gas emissions. By prescribing a specific means of reducing greenhouse gas emissions, the Proposal supplants the judgment of the Board and management, and thus seeks to micro-manage the Company.

The Proposal also seeks to micro-manage the Company by requiring the use of specific technologies to power its day-to-day operations. An integral part of the Company's business is selecting the best approaches to its day-to-day energy needs. In determining the best approach to power its facilities, management considers a wide range of factors, such as availability and practicality, power costs associated with both traditional and non-traditional forms of generation, operating costs and recent technological developments, among others. The considerations involving the choice of one source of energy over another are inherently based on complex business considerations that generally are outside the knowledge and expertise of shareholders. By requiring a report seeking to dictate that the Company power its operations with renewable energy technologies, the Proposal involves shareholders inappropriately in decisions regarding technologies the Company utilizes in its day-to-day operations. As a group, the Company's shareholders would not be in a position to make informed judgments about the specific sources of energy that would best suit the needs of the Company and its shareholders.

Powering the Company's operations with renewable energy would also require significant capital investments. The specific methods for increasing the Company's renewable energy sourcing and/or production, as outlined in the supporting statement, would require that the Company invest capital in (i) retrofitting its facilities to install on-site generation, such as solar panel installations, (ii) constructing off-site generation, (iii) purchasing renewable energy (power purchases), and (iv) purchasing renewable energy credits. The Proposal not only recognizes that significant capital investments will be needed to implement the Proposal, but it actually seeks to compel the Company to make these investments. For example, as noted above, the supporting statement specifically lists four methods for achieving its renewable energy targets, including "using on-site distributed energy, off-site generation, power purchases, and renewable energy credits." The Proposal's supporting materials also demonstrate that the Proposal contemplates the Company making these investments in order to power its operations with renewable energy:

- "THE costs of generating electricity from sources like wind and solar have been declining rapidly and are influencing companies' response to climate change. The EPA currently lists 78 Fortune 500 companies as purchasing renewable energy (or certificates)."

- "BIG BOX stores have large expanses of flat roofs that are ideal for solar panel retrofits generating electricity right where it is needed. Many other large retailers have accomplished these retrofits . . . ."

- "Ironically, Lowe's has been promoting the sale and installation of solar panels for homeowners and commercial installations. Lowe's has failed to embrace these same technologies for its own operations."

- "Now is the time for Lowe's . . . to aggressively act to play its corporate part by investing in and generating renewable energy."

Consequently, the Proposal would require the Company to evaluate and prioritize particular courses of action and changes to its operations and business, including how the Company purchases energy, allocates its capital across its business, reduces costs, and implements its environmental efforts, and the Proposal would then require the Company to replace its own judgments about the best course of action as to how to manage its complex business with a course of action directed solely at using the means prescribed by the Proposal. The Proposal, therefore, seeks to micro-manage the fundamental operations of the Company's business, matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

C. The Proposal does not raise a significant policy issue that transcends ordinary business matters.

The Response states that "[t]he thrust of each of [the no-action letters cited by the Proponent] hammers home the very definitive position that a shareholder proposal that appropriately seeks to have a company prepare a report that addresses the issue of climate change and/or reducing greenhouse gas emissions raises sufficiently significant social policy issues that transcends any attempt to classify it as 'ordinary business' and does not seek to micromanage the company." The Company is aware of the Staff's no-action letters denying the exclusion of certain proposals focused on climate change or the reduction of greenhouse gas emissions on the basis that the proposals raised significant policy considerations; however, the Response oversimplifies the Staff's no-action letters. The Response fails to mention the numerous no-action letters issued by the Staff allowing the exclusion of proposals that intruded upon matters relating to the company's ordinary business operations or that sought to micro-manage the company, even though the proposals addressed issues such as climate change, greenhouse gas emissions or renewable energy. *See, e.g., Apple Inc.* (Dec. 5, 2016) (concurring in the exclusion of a proposal requesting that the board generate a feasible plan for the company to reach a net-zero greenhouse gas emission status); *CVS Health Corp.* (Mar. 8, 2016) (concurring in the exclusion of a proposal requesting that the company set company-wide quantitative targets to increase renewable energy sourcing and/or production); *The TJX Companies, Inc.* (Mar. 8, 2016) (concurring in the exclusion of a proposal requesting that the company set company-wide quantitative targets to increase renewable energy sourcing and/or production); *Apple Inc.* (Dec. 5, 2014) (concurring in the exclusion of a proposal requesting that the company prepare a report addressing information specified in the proposal relating to the company's use of renewable energy to power its operations).

The Response relies on *Chevron Corp.* (Mar. 23, 2016), *Exxon Mobil Corp.* (Mar. 23, 2016), *Hess Corp.* (Feb. 29, 2016) supposedly in support of the Proponent's argument that the Proposal raises the significant policy issue of climate change and does not micro-manage the Company. As an aside, these no-action letters are cited in the "micro-management" section of the Response; however, the Proponent's discussion appears more focused on the issue of whether climate change is considered a significant policy issue. Apart from showing that climate change has been found to be a significant policy issue in certain proposals, these no-action letters are irrelevant to the Proposal at issue here. All three no-action letters involve energy companies in the oil and gas business and focus on the financial risks to the companies associated with reduced demand for their carbon-based fuels as a result of the enactment of public climate change policies. In contrast, the Proposal focuses on the Company increasing its renewable energy sourcing and/or production as the means of reducing its own greenhouse gas emissions. Indeed, the Proponent argues in the Response that some of the no-action letters cited by the Company in the No-Action Request are not relevant because, for example, the proposal "focused on a risk assessment and that is not part of the Brook Proposal," "the proposal focused on risks with power generation and the distinction is that both of these no-action letters involve energy companies," and the proposal "dealt with telling a power company and Lowe's is not in that business."

The Response also cites a number of other no-action letters supposedly in support of its position that the Proposal focuses on a significant policy issue. The majority of these no-action letters once again involve issues that are irrelevant to the Proposal, and even if they were relevant, the question is not whether a proposal about climate change *can* be a significant policy issue that transcends day-to-day business matters. The relevant question is whether the Proposal raises a significant policy issue that transcends the day-to-day business matters of the Company. Here, although the Proposal relates to renewable energy as the solution for reducing the Company's greenhouse gas emissions, which may raise significant policy considerations under the right circumstances, the environmental goals of the Proposal are secondary to the Proposal's efforts to interfere in and micro-manage the Company's ordinary business operations, as discussed in detail above. Therefore, the Proposal may be excluded under Rule 14a-8(i)(7).

II. The Company has substantially implemented the Proposal.

The Proponent maintains that the Company has not substantially implemented the Proposal because "Lowe's has never addressed the underlying concerns of the proposal, since the only information that it has offered relates to reductions in consumption." However, the Staff has consistently concurred that a proposal has been "substantially implemented," and may be excluded under Rule 14a-8(i)(10), when a company can demonstrate that it already has taken actions to address the underlying concerns and "essential objectives" of a proposal, even where the company did not take the exact action requested by the proponent or did not implement the proposal in every detail, or where the company exercised discretion in determining how to implement the proposal. As described more fully in the No-Action Request, Lowe's has implemented deliberative and Company-specific measures designed to address the underlying concern and essential objective of the Proposal, namely, the development of a plan to reduce the Company's greenhouse gas emissions and to provide related information to Lowe's shareholders. The Proposal merely views renewable energy as a means to accomplish the underlying goal of reduced greenhouse gas emissions. Indeed, the Response states that "[t]his proposal focuses on the significant policy issue of climate change, as discussed within, since assessing renewable energy opportunities is *one of the critical choices that can help slow climate change*." (emphasis added). As evidenced in the Response, the Proponent merely disagrees with the Company's own informed choices, made after careful deliberation, in seeking to reduce its greenhouse gas emissions.

Lowe's has already committed to reducing its carbon footprint. The Company has established quantitative and time-bound targets for reducing its greenhouse gas emissions, developed a plan for achieving these greenhouse gas reduction targets, and disclosed related information to Lowe's shareholders. However, the Response argues that "[t]hese are all great objectives, but other than making these assertions, Lowe's has not supported these claims with facts, numbers or actual information . . . ." To the contrary, Lowe's established sustainability goals in 2012, which were first published in 2013, that include: (i) improving energy efficiency by 13% from a 2010 baseline by 2020, (ii) reducing tons of waste generated per net sales by 40% from a 2010 baseline by 2020, (iii) reducing carbon emissions by 20% from a 2010 baseline by 2020, and (iv) increasing tons of waste per haul by 40% from a 2010 baseline by 2020. These quantitative and time-bound targets are publicly disclosed in Lowe's annual Social Responsibility Report (the "SRR" or "CSR Report").[1] Despite the Proponent's assertion that "Lowe's CSR Report is not much more than 'fluff' and good public relations," the SRR discusses the Company's efforts to accomplish its quantitative and time-bound targets and discloses the Company's annual energy efficiency and greenhouse gas emissions numbers, including the Company's annual greenhouse gas emissions, greenhouse gas emission intensity and electricity use per retail store. The SRR also tracks the Company's annual progress against its 2020 goals.[2] In addition, Lowe's uses the Global Reporting Initiative ("GRI") Index, an internationally recognized framework for reporting on governance, economic, environmental and social issues, as a guide for its reporting. The SRR includes the GRI Index and details the location of the Company's disclosure on GRI metrics and indicators found in the SRR, financial statements and other governance documents on the Company's website.[3] The Company also reports energy and emissions data annually to CDP, formerly the Carbon Disclosure Project.[4]

The Proponent also asserts that "[t]here is also no one who is independently verifying any of the little information that is disclosed, like a third-party auditing firm, so other than it [the SRR] sounding good on paper, Lowe's has nothing to back up its claims with verifiable facts." However, the auditing firm, Bureau Veritas, independently audits the Company's greenhouse gas emissions information disclosed in the SRR.

Moreover, the Company created a Sustainability and Product Stewardship Council, made up of an executive steering committee and subject matter experts, to guide the Company's environmental and sustainability efforts. The Company also engaged an independent consultant to evaluate opportunities to enhance the Company's environmental and sustainability programs. The consultant is taking a cross-functional approach to include not only products and operations, but also workforce efforts and community relations

[1] *See* Lowe's, *2015 Social Responsibility Report*, at 33, 36, *available at* https://newsroom.lowes.com/csr-reports/.
[2] *Id.* at 33.
[3] *Id.* at 56-63.
[4] *See* CDP, https://www.cdp.net/en.

involvement. These efforts include evaluating the feasibility of a number of opportunities to reduce the Company's greenhouse gas emissions, including wind, solar and fuel cell technologies.

As discussed more fully in the No-Action Request, the Company has already established a thoughtful and Lowe's-specific plan for reducing the greenhouse gas emissions from its operations and has disclosed this information to Lowe's shareholders. The Proponent merely disagrees with how the Company has chosen to reduce its greenhouse gas emissions. The Proposal seeks to compel the Company to redirect its environmental efforts to focus on renewable energy sourcing and/or production as the primary means of reducing the greenhouse gas emissions from its operations. However, because the Company has and continues to address the Proposal's underlying concern and essential objective of reducing the Company's greenhouse gas emissions, the Company has substantially implemented the Proposal, even though the Company's method of implementation is not identical to the specific actions requested by the Proposal. Therefore, the Proposal may be excluded under Rule 14a-8(i)(10).

III. The Response creates ambiguity as to the nature of the Proposal.

The Response attempts to clarify the meaning of the Proposal, but it only further muddles it. Commentary in the Response suggests that the Proponent is seeking an "audit"; however, the request for an audit is fundamentally different from what the Proposal appears to request. Specifically, the Response states that "[t]he proposal simply . . . asks Management to perform an audit, no differently than it would a financial audit, of its energy use to determine how it might help protect the environment, save shareholder's corporate expenses and obtain greater profit for shareholders by looking at its use and/or generation of renewable energy resources."[5] The Response also states that "[t]here is also no one who is independently verifying any of the little information that is disclosed, like a third-party auditing firm . . . ." An audit is a formal examination, typically conducted by an independent party, used to test policies, procedures or outcomes against a set of objective standards. If the Proponent intended to request that the Company engage an independent auditor to conduct a formal

[5] As an aside, the Staff has consistently concurred in the exclusion of proposals that focus on the company's energy use management, including the company's strategies for managing its energy expenses, on the grounds that the proposal relates to the company's ordinary business operations. *See, e.g., Apple Inc.* (Dec. 5, 2014); *FLIR Systems, Inc.* (Feb. 6, 2013). This statement, among others, indicates a focus on the Company's energy use management. *See also* the Response, at 4 ("Incidentally, this study, could also be used to look ahead for long term solutions to also protect the viability of Lowe's, since addressing issues like this will also assure that Lowe's has long term profitability and that's great for shareholders also!").

"audit" of the Company's energy use, there is no language in the Proposal to suggest it. Reasonable investors reading the Proposal as written are unlikely to associate it with the request for an audit of the Company's energy use. Therefore, it would be impossible for the Company to ensure that the actions ultimately taken by it would be in line with actions envisioned by the Company's stockholders voting on the Proposal.

IV. The Proponent is seeking to air or remedy a personal grievance.

While the Company certainly respects the shareholder proposal process and seeks to engage constructively with all interested shareholders, the Proponent's angry and mean-spirited rhetoric reveals that he is not pursuing the Proposal in the interest of all shareholders, but rather to satisfy some personal vendetta against the Company. Thus, the Proposal may also be excluded under Rule 14a-8(i)(4) because the Proponent seeks to use the shareholder proposal process to air or remedy his personal grievances against the Company, which are not in the common interest of the Company's shareholders.

Rule 14a-8(i)(4) permits the exclusion of shareowner proposals that are (i) related to the redress of a personal claim or grievance against a company or any other person, or (ii) designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other shareowners at large do not share. The Commission has stated that Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 20091 (Aug. 16, 1983). In addition, the Commission has stated, in discussing the predecessor of Rule 14a-8(i)(4) (Rule 14a-8(c)(4)), that Rule 14a-8 "is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process . . . ." Exchange Act Release No. 19135 (Oct. 14, 1982). Thus, Rule 14a-8(i)(4) provides a means to exclude shareowner proposals the purpose of which is to "air or remedy" a personal grievance or advance some personal interest. This interpretation is consistent with the Commission's statement at the time the rule was adopted that "the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 12999 (Nov. 22, 1976).

The Commission also has confirmed that this basis for exclusion applies even to proposals phrased in terms that "might relate to matters which may be of general interest to all security holders," and thus that Rule 14a-8(i)(4) justifies the omission of neutrally worded proposals "if it is clear from the facts presented by the issuer that the proponent is using the proposal as a tactic designed to redress a personal grievance or further a personal interest." Exchange Act Release No. 19135 (Oct. 14, 1982).

Even though the Proposal is phrased in terms that "might relate to matters which may be of general interest to all security holders," it is clear from the facts surrounding the submission of the Proposal, particularly the Response Letter, that the Proponent is attempting to abuse the shareowner proposal process for no reason other than to assert his personal grievance. Specifically, we note the following statements from the Response:

- "It is important to note that Lowe's argument obfuscates the 'four corners' of the proposal and attempts to mischaracterize it by interpreting it for the SEC in an overly broadly manner and Lowe's attempts to expand upon the words in the proposal and then make conclusions from facts that are not in existence. Lowe's 'advocacy' appears to be creating alternative facts and we all know that they are not facts and can only serve to misdirect staff in its review of this Proposal."

- "Talk is cheap and if Lowe's was really as committed to these issues as it says it is, then it should be embracing the nature of this proposal, instead of spending huge amounts of time and money fighting it!"

- "But, as to Sustainability reporting, Lowe's refuses to produce a Sustainability Report and Lowe's Management claims it will cost too much. Lowe's CSR Report is not much more than 'fluff' and good public relations, since while there are a few goals listed, there is no commitment by Management to set numbers and the means to accomplish those results. In fact, Lowe's had not even committed to paying for a management position for replacing its Sustainability Manager until recently, so that also says something about their present and past commitment to these issues. There is also no one who is independently verifying any of the little information that is disclosed, like a third-party auditing firm, so other than it sounding good on paper, Lowe's has nothing to back up its claims with verifiable facts."

- "It is rather ironic that Lowe's is promoting these technologies in an attempt to sell them to homeowners through salespersons in the store, but when asked to research and implement this technology itself, Management is balking."

- "Allowing the Brook Proposal to go forward to be discussed by Management and voted on by the shareholders will be a great way for Lowe's . . . to take a serious look at this issue and really start to walk its talk."

- "If the Shareholders can voice their opinion, then maybe Management will act . . . !"

These bombastic and emotionally-charged statements demonstrate that the Proponent has a personal grievance with the Company and is attempting to use the shareholder proposal process to air his personal grievance. Rule 14a-8(i)(4) was promulgated "because the Commission does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Thus, we believe that the Proposal is also excludable under Rule 14a-8(i)(4).

Conclusion

For the reasons stated in the No-Action Request, and as further articulated above, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its 2017 proxy materials.

Please do not hesitate to contact me at (202) 955-1524, or by email at skimpel@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Scott H. Kimpel

Cc: Beth MacDonald, Vice President, Associate General Counsel, Lowe's Companies, Inc.
David Brook (via email at ***FISMA & OMB Memorandum M-07-16***

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email to: Shareholderproposals@sec.gov and U.S. Mail

February 22, 2017

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: 2016 Shareholder Proposal by David Brook to Lowe's Companies, Inc.
Request for a Report Assessing Renewable Energy Sourcing and/or Production
Why Shareholders Should Be Allowed to Vote on This Important Proposal

Dear Sir/Madam:

I am writing regarding the January 30, 2017, letter and accompanying information sent on behalf of Lowe's Companies, Inc. ("Lowe's") by Mr. Scott H. Kimpel, Esq., former employee of the Securities and Exchange Commission ("SEC"), now employed at Hunton & Williams[1] as it relates to the Brook shareholder proposal (the "Brook Proposal") that was properly submitted to Lowe's, dated December 12, 2016.

Lowe's has requested that you allow them to exclude this proposal. They rely upon two reasons, namely that the proposal intrudes upon their "ordinary business," Rule 14a-8(i)(7) and that they have already "substantially implemented" this proposal, Rule 14a-8(i)(10.) Lowe's has the burden of demonstrating that it is entitled to exclude this proposal, but based upon what they have presented, I am concerned that they may be misdirecting your attention to incorrect and mischaracterized information about this proposal.

I can also state that Lowe's has certainly neglected to mention that the overwhelming SEC guidance and no-action interpretations, including one Staff determination issued today that is 100% on point with Brook Proposal, favor including proposals just like the Brook Proposal, since it is focused on the significant policy issue of climate change and greenhouse gas (GHG) emissions. I think that the information presented with demonstrate that the Brook Proposal does not involve the "ordinary business" of Lowe's, does not micro-manage the company and that the proposal raise sufficiently significant social policy issues to allow it to proceed to the shareholders. The facts will also show that Lowe's has <u>not</u> substantially implemented this proposal. It is for these reasons that I felt it helpful to provide this letter so that Staff may have the opportunity to better understand why this proposal conforms to the SEC requirements for proper shareholder proposals and why it should therefore be allowed to be included in Lowe's

[1] The SEC has established permanent post-employment restrictions for all former SEC employees on matters for which they personally and substantially participated. Considering that Mr. Kimpel was part of the Executive Staff in the Division of Corporation Finance until 2012, the same Division that is reviewing this matter, one presumes that he has already raised any ethical questions of any prior involvements with matters relating to Lowe's Companies, Inc., while at the SEC.

annual proxy materials.

The Brook Proposal is three sentences:

> "RESOLVED: Shareholders request Lowe's produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management."

This proposal focuses on the significant policy issue of climate change, as discussed within, since assessing renewable energy opportunities is one of the critical choices that can help slow climate change. Accordingly, the SEC and Staff have found that it is not appropriate to omit proposals from proxy materials in reliance on rule 14a-8(i)(7) when the proposal relates to the issue of climate change and GHG emissions.

As a long-standing shareholder seeking the best outcome for Lowe's and its shareholders and in accordance with the prevailing Staff interpretations of the Securities and Exchange Commission Rules, I respectfully maintain that this proposal is proper and in full conformance with previous interpretations of SEC Guidance and the Rules and current staff interpretations and should be allowed to be included in the 2017 annual proxy statement.

THE BROOK PROPOSAL CONFORMS TO ALL SEC 14a-8 REQUIREMENTS FOR INCLUSION IN THE COMPANY PROXY MATERIALS

The Brook Proposal is focused on minimizing or eliminating operations that may cause environmental harm, focused on renewable energy as it relates to climate change issues. It is only asking for the preparation of a report that asks the company to examine how it can be a wise and profitable steward of the resources that it consumes. This proposal does not attempt to nor does it dictate how Management should conduct its business, it simply asks Management to become more informed, and then at some time in the future, Lowe's can choose, if Management decides it wants to, how to make those decisions in a more informed capacity.

Approximately 87%[2] of the electricity in the United States is generated through nonrenewable resources, mostly from fossil fuels such as coal, oil, natural gas and nuclear[3]. This dependence on fossil fuels is contributing to increased emissions of carbon into the atmosphere and those releases are causing atmospheric heating that is a driver of climate change. The Brook proposal in the preamble identifies climate change as a significant corporate concern and discusses ways to reduce Greenhouse Gas ("GHG") emissions. It is asking Lowe's to study

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[2] U.S. Energy Information Agency statistics:
http://www.eia.gov/energyexplained/index.cfm?page=electricity_in_the_united_states

[3] Nuclear is not officially classified as a "fossil fuel," but it consumes huge amounts of fossil fuels for the construction, refining of fuel rods and ultimately the decommissioning. There is growing evidence that nuclear power plants consume more fossil fuel energy then the power they ever produce during their operating times.

ways that it can reduce the impacts of the burning of fossil fuels and thus it is specifically focused on the issue of climate change and reducing environmental harm. These types of proposals, as discussed, for seeking ways to minimize environmental harm, have definitively been considered not excludable by staff.

The Brook Proposal does not dictate time deadlines or any requirements, it asks Management to audit Lowe's environmental performance in one area, climate change and report on it. In fact, it does not even give Lowe's a due date for preparing this report, since my previous dialogues with Lowe's Management Officials have shown that they have been very diligent about taking on matters in a timely fashion once they agree to do so. The proposal simply (and in conformance with prior advice) asks Management to perform an audit, no differently than it would a financial audit, of its energy use to determine how it might help protect the environment, save shareholder's corporate expenses and obtain greater profit for shareholders by looking at its use and/or generation of renewable energy resources. All of these objectives fit squarely into the underlying legally supported basis for why the SEC allows and supports shareholder proposals. The SEC has stated, "Rule 14a-8 provides an opportunity for a shareholder owning a relatively small amount of a company's securities to have his or her proposal placed alongside management's proposals in that company's proxy materials for presentation to a vote at an annual or special meeting of shareholders. It has become increasingly popular because it provides an avenue for communication between shareholders and companies, as well as among shareholders themselves." (See, Staff legal Bulletin No 14, (B)(1), What is rule 14a-8?)

This request for a report, as discussed in this letter, is in keeping with the spirit of increasing communication with the company and its shareholders. It does not encroach into the "ordinary business" exclusion, Rule 14a-8(i)(7), as argued by Lowe's, since it does not touch upon tasks that are so fundamental as to interfere with the "day-to-day" operations and it does not attempt to "micro-manage" the company. Most importantly, this proposal does raise "sufficiently significant social policy issues" and it therefore rises to a level of heightened importance and should not be excluded.

1. <u>THE BROOK PROPOSAL DOES NOT INVOLVE THE ORDINARY BUSINESS EXCLUSION UNDER RULE 14a-8(i)(7)</u>

Lowe's first basis for proposing to exclude the Brook Proposal is that the proposal falls into the ordinary business exclusion as allowed by Rule 14a-8(i)(7.) It is important to note that Lowe's argument obfuscates the "four corners" of the proposal and attempts to mischaracterize it by interpreting it for the SEC in an overly broadly manner and Lowe's attempts to expand upon the words in the proposal and then make conclusions from facts that are not in existence. Lowe's "advocacy" appears to be creating alternative facts and we all know that they are not facts and can only serve to misdirect staff in its review of this Proposal.

This proposal when read literally does not and would not intrude on the "ordinary business" exclusion. There is sufficient support in prior staff advice. There are two considerations that provide guidance for why staff can conclude the proposal does not raise ordinary business concerns.

a. <u>THE FIRST TEST: THE "DAY-TO-DAY" TEST</u>

Staff has established that, "The policy underlying the ordinary business exclusion rests on two central considerations. The first relates to the subject matter of the proposal. Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The examples given include, the management of the workforce, such as hiring, promotion, and termination of employees, decision on production quality and quantity, and the retention of suppliers." See, Exchange Release No. 34-40018, May 21, 1998 ("ERN 40018.") The subject matter of the Brook Proposal has nothing to do with day-to-day issues.

Here is the question for consideration: What is the subject matter of the Brook Proposal and is it a task that would interfere with Management's ability to run Lowe's on a day-to-day basis? The subject matter of the Brook Proposal is realistically speaking, a report on the environment addressing climate change. This proposed study of renewable energy opportunities will examine the ways that Lowe's can act in an informed capacity, just like many other corporations in the United States and the world, to do their part to help look ahead for long term solutions to protect our environment and the lives of future generations. Incidentally, this study, could also be used to look ahead for long term solutions to also protect the viability of Lowe's, since addressing issues like this will also assure that Lowe's has long term profitability and that's great for shareholders also! So, the simple answer to this question is, the subject matter, climate change, is appropriate for shareholder consideration and it would not interfere with Management's ability to run the company on a day-to-day basis.

The summary subject matter of the Brook Proposal: climate change, GHG emissions and renewable energy have definitively been found to not involve "ordinary business" in numerous decisions. Thus, as discussed within, the Brook Proposal does not involve the day-to-day operations of Lowe's.

Proponent relies upon Staff's guidance as the basis for interpreting and distinguishing proposals that involve the company's ordinary business operations and those that do not. Staff Legal Bulletin No. 14E (CF), October 27, 2009 ("SLB 14E"), Staff Legal Bulletin No. 14A, July 12, 2002 ("SLB 14A"), Staff Legal Bulletin No. 14C (CF) June, 28, 2005 and Exchange Release No. 34-40018, May 21, 1998 ("ERN 40018") each discuss what types of proposed activities may involve ordinary business operations and whether Staff has determined that those that do, would transcend such day-to-day business matters as to not be excludable. To paraphrase these Bulletins, proponent maintains that the substance of the Brook Proposal does not involve the day-to-day activities of Lowe's, like workforce, hiring or production, nor micro-managing the company and even if it did, this proposal raises sufficiently significant social policy issues that would not be considered to be excludable because the proposal transcends the day-to-day business matters.

Staff Guidance, SLB 14E, states in part:

> B. What analytical framework will we apply in determining whether a company may exclude a proposal related to risk[4] under Rule 14a-8(i)(7)?

---

[4] While the Brook Proposal does not attempt to raise issues directly relating to risk, the analysis used by Staff in this and other Bulletins and decisions is consistent with the analysis presented under SLB 14E.

> Over the past decade, we have received numerous no-action requests from companies seeking to exclude proposals relating to environmental, financial or health risks under Rule 14a-8(i)(7). As we explained in SLB No. 14C, in analyzing such requests, we have sought to determine whether the proposal and supporting statement as a whole relates to the company engaging in an evaluation of risk, which is a matter we have viewed as relating to a company's ordinary business operations. To the extent that a proposal and supporting statement have focused on a company engaging in an internal assessment of the risks and liabilities that the company faces as a result of its operations, we have permitted companies to exclude these proposals under Rule 14a-8(i)(7) as relating to an evaluation of risk. **To the extent that a proposal and supporting statement have focused on a company minimizing or eliminating operations that may adversely affect the environment or the public's health, we have not permitted companies to exclude these proposals under Rule 14a-8(i)(7).** (Emphasis added.)

Proponent maintains that the actual wording and the intent of the Brook Proposal is exactly what the SEC is stating should not be excluded, since the only focus of this proposal is to eliminate or minimize operations that may adversely affect the environment or the public's health and address climate change. The supporting statement in the Brook proposal raises these environmental and climate concerns as the basis for this proposal. The actual wording in the proposed resolution definitively states that the intent of the Brook Proposal is for the company to produce a report "assessing climate benefits" and "feasibility" so this report will help the company better decide ways to **minimize or eliminate operations that may adversely affect the environment or the public's health** and that is in keeping with why this proposal is proper, does not involve day-today issues and why it should not be excluded. (Emphasis added.)

PROPOSALS RAISING SUFFICIENTLY SIGNIFICANT SOCIAL POLICY ISSUES ALSO TRANSCEND DAY-TO-DAY BUSINESS MATTERS AND GENERALLY WOULD NOT BE CONSIDERED TO BE EXCLUDABLE

Even if, hypothetically, the Brook Proposal did raise an ordinary business issue, which it does not, then if it raised a "sufficiently significant social policy issue" Staff has determined it should generally not be excluded. The Commission has taken the position as detailed in SLB No. 14A, that proposals relating to ordinary business matters, "but focusing on sufficiently significant social policy issues generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote."

The Brook Proposal seeks a report on opportunities for Lowe's to utilize renewable energy and this could help to reduce carbon emissions and thus help reduce and mitigate climate change. The prevailing Staff opinions and no-action letters have consistently found that proposals requesting reporting on issues that impact climate change issues do, in fact, raise significant social policy issues to a level that the proposal, even if it involved ordinary business, would not be excluded under Rule 14a-8(i)(7). The Brook Proposal does raise sufficiently significant social policy issues that transcend the day-to-day business matters of Lowe's and recent decisions supporting that position are listed below.

b. The Second Test: the degree to which the proposal seeks to "micro-manage" the company

The second consideration as discussed in Exchange Release No. 34-40018, May 21, 1998 ("ERN 40018") is whether the proposal, "seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed decision." Generally, if a proposal seeks intricate detail, seeks to impose specific time frames or specific methods for implementing complex policies, then it may be considered improper. These determinations are typically made on a case-by-case basis.

The Brook proposal, if implemented, would result in a report on ways to assess climate benefits for Lowe's increasing its use of renewable energy or producing it itself. There is no imposition of a specific time frame to prepare this report. There is no requirement for intricate details. There is no imposition of specific methods to accomplish the gathering of this information. In short, the Brook proposal does not seek, nor would it act to micro-manage the company and support for this position is discussed in the case determinations below.

STAFF NO-ACTION LETTERS SUPPORT THE PROPOSAL BEING INCLUDED IN THE PROXY MATERIALS:

While the proponent believes these Staff guidance documents are sufficient to complete the SEC determination, there are any number of recent and very recent, including today, Staff No-Action Letters that strongly and squarely support this position also.

In *CVS Health Corporation* (Feb. 22, 2017) (released today) a proposal that was submitted by Zevin Asset Management on behalf of the Pamela L. Parker Trust, provided the following language:

"**Resolved**: Shareholders request that CVS produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing CVS's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management."

Other than the name, "CVS" this proposal is identical to the Brook Proposal, word for word. Staff concluded that "We are unable to concur in your view that CVS Health may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal transcends ordinary business matters and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

In light of the *CVS* decision today, there may be no need to provide any other information, but in the interest of thoroughness (and the fact that I had already prepared this other information before I saw the *CVS* decision) the following information is provided to support the position that the Brook Proposal should reach the shareholders since it does not involve the ordinary business of Lowe's.

In *Chevron Corporation*, (Mar. 23, 2016) the proposal presented was:

> "RESOLVED: Shareholders request that by the Annual Meeting of Stockholders in 2017, Chevron Corporation (Chevron), with board oversight publishes an annual assessment of long-term portfolio impacts to 2035 of possible public climate change policies, at reasonable cost and omitting proprietary information. The report should explain how current capital planning processes and business strategies incorporate analyses of the short and long-term financial risks of a lower carbon economy. Specifically, the report should outline impacts of fluctuating demand and price scenarios on the company's existing reserves and resource portfolio - including the International Energy Agency's "450 Scenario, " which sets out an energy pathway consistent with the internationally recognized goal of limiting the global increase in temperature to 2 degrees Celsius."

The proponent may have stated it the best when it explained that a report of this subject matter should not be excluded, since:

> In seeking no-action relief, Chevron relies on two exclusions in Rule 14a-8, the "ordinary business" exclusion in Rule 14a-8(1)(7), … As we explain below, the company has not sustained its burden of demonstrating that either exclusion is applicable here. The "ordinary business" objection.
>
> Chevron's objection on this score is somewhat surprising, as the Division has repeatedly considered proposals dealing with climate change as able to clear the "ordinary business" bar, most recently in Franklin Resources, Inc. (24 November 2015), where the Division stated that a request for a climate change report could not be excluded, given that the proposal "focuses on the significant issue of climate change." The proposal at issue here, seeking a report on possible scenarios that could play out over the next 20 years, falls comfortably within the realm of proposals that shareholders have been able to vote in recent years.

While the specific Chevron language in its proposal was different than the Brook Proposal, it is also directly applicable to how Staff should act on the current proposal, since the subject matter of the report is the same, addressing climate change, and the level of specificity was far more involved than the Brook Proposal, and that proposal was not found to be seeking to micro-manage the Company. Considering the high level of specificity and request for details in the Chevron proposal, there is no support of any argument that the Brook Proposal was an attempt at micro-management of Lowe's operations.

In *Exxon Mobil* (Mar.23, 2016) the company attempted to argue that the proposal should be excluded as "ordinary business" under Rule 14a-8i)(7), but was not successful. The Proposal stated:

> Proponents request that, by February 2017 and annually thereafter in a publication such as its annual or Corporate Social Responsibility report, Exxon quantify and report to shareholders its reserve replacements in British Thermal Units, by resource category, to assist the Company in responding appropriately to climate change induced market changes. Such reporting shall be in addition to reserve

reporting required by the Securities and Exchange Commission, and should encompass all energy resources produced by the company.

The proponents were able to successfully explain that, "The Company asserts that the Proposal is excludable under Rule 14a-8(i)(7) as relating to the Company's ordinary business. The Proposal exclusively addresses the significant policy issue of climate change, specifically how the company will respond to climate change. The request for climate-change responsive reporting is no different from the various metrics sought by shareholders on an array of significant public policy issues."

The Brook Proposal also addresses how Lowe's can address the significant policy issue of climate change by examining how renewable energy could assist in reducing the impacts or possibly slowing the impacts of climate change.

Staff was also clear, stating, "We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

In *CBS Corporation*, (Mar. 1, 2016) a proposal was presented for the corporation to examine ways to reduce greenhouse gas emissions. The proposal asked for a report, "Shareholders request CBS adopt time-bound quantitative, company-wide goals, taking into consideration the most recent Intergovernmental Panel on Climate Change (IPCC) guidance for reducing total greenhouse gas (GHG) emissions, and issue a report by September 2016, at reasonable cost and omitting proprietary information, on its plans to achieve these goals."

While the report did not discuss renewable energy, it did, as the Brook Proposal does, address the larger issue of Greenhouse Gas ("GHG") emissions and Staff was unable to concur that the proposal could be omitted with the same issues as the Brook Proposal, stating, "In our view, the proposal focuses on reducing greenhouse gas emissions and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

In *Hess Corporation*, (Feb.29, 2016) a proposal sought a report, "disclosing the financial risks to the Company of stranded assets related to climate change and associated demand reductions. The report should analyze a range of stranded asset scenarios, such as scenarios in which 10, 20, 30, and 40 percent of the Company's oil reserves cannot be monetized." The company argued "ordinary business" and that the proposal attempted to "micro-manage" the company. This proposal compared to the Brook Proposal certainly focused on more of the "nitty gritty" of the operations of the company, but staff still concluded that, "We are unable to concur in your view that Hess may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal focuses on the significant policy issue of climate change and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate."

It should also be noted that Sanford Lewis, the attorney for the Proponent, As You Sow, provided some very important information that I will "borrow" to also provide additional support as to why Staff should allow the Brook Proposal to proceed:

> In addition to Staff determinations, the SEC's February 8, 2010 climate change release entitled "Guidance to Public Companies Regarding the Commission's Existing Disclosure Requirements as they Apply to Climate Change Matters (SEC Release Nos. 33-9106; 34-61469; FR-82 hereafter "Release 33-9106, 34-61469") confirmed that climate change has become a subject of intense public discussion as well as significant national and international regulatory activity. Release 33-9106, 34-61469 provided guidance to companies regarding disclosure requirements as they apply to climate change matters because, according to the SEC "the regulatory, legislative and other developments described could have a significant effect on operating and financial decisions."
>
> Moreover, Staff Legal Bulletin 14H has made it clear that if a proposal addresses in its entirety significant policy issue like climate change, it can certainly request information about "nitty-gritty" business matters that are directly related to that subject matter. Notably, the Company distorts the Proposal's text and its subject matter by asserting that the proposal requires it to alter its core accounting methods, rather than what it does, which is request the addition of metrics that better facilitate evaluation the Company's responsiveness to climate change and improve investor transparency.

These SEC Guidance and Legal Bulletins both support the inclusion of the Brook Proposal and certainly negate any arguments presented by Lowe’s that the proposal is too intrusive since Staff in *Hess Corporation* certainly determined it is not.

There are numerous other decisions that provide confirmation that the nature of the Brook Proposal does not constitute grounds for exclusion under Rule 14a-8(i)(7.) In, *Chesapeake Energy Corporation*, (Apr. 13, 2010) a proposal was made for the company to prepare a report and to establish policies relating to its operations involving the drilling for natural gas. The company argued that creation of a policy would be an attempt to micro-mange this drilling process and that drilling did not raise significant social policy issues. The proponent relied upon Staff guidance and Staff was unable to concur that the proposal should be excluded under Rule 14a-8(i)(7), among others. The request for the preparation of a report and the establishment of a policy or policies is no different than what the Brook Proposal is asking for Lowe’s to perform.

See, also, *NRG Energy, Inc.*, (Mar. 12, 2009) where a request was made for a report on Carbon Principles; and *Chevron Corporation*, (Mar. 21, 2008) where a proposal requested development of guidelines for country selection as it involved investing in countries based upon human rights issues. While each of these cases involved different substantive issues, the common denominator was that in each situation, Staff was unable to concur with the companies that any of these proposals should be excluded under Rule 14a-8(i)(7), since each involved efforts to address climate change, GHG emissions or steps to minimize or eliminate environmental harm each of these matters raised significant social policy issues. In each of these cases, the request for the preparation of a report and/or the establishment of a policy or policies is no different than what the Brook Proposal is asking for Lowe’s to perform.

The same conclusions about proposals like the Brook Proposal that address ways to reduce GHG emissions and address climate change issues, like examining renewable energy have been made by Staff in many other opinions, including, *AES Corporation* (Jan. 19, 2016), *Franklin Resources, Inc.* (Nov.24, 2015), *FirstEnergy Corp.* (Mar. 4, 2015) and *Great Plains Energy Incorporated* (Feb. 5, 2015.)

Lowe's has argued that certain Staff determinations support its position that the Brook proposal should be excluded, but none of these cases are relevant to the language of the current proposal since those proposals were substantially different, did not raise climate change issues and in fact are not analogous to the Brook Proposal. Taken as a whole, these cases are readily distinguishable since each matter involves very different facts and proposal than the Brook Proposal. *Dominion Resources* (Feb.14, 2014) focused on a risk assessment and that is not part of the Brook Proposal. In *FirstEnergy Corp* (Mar. 8, 2013) the proposal focused on risks with power generation and the distinction is that both of these decisions involve energy companies and Lowe's is not. The *AT&T, Inc.* (Feb.13, 2012) proposal focused on the high cost of set-top boxes and the *CSX Corp.* (Jan. 24, 2011) addressed specific choice of technologies for locomotives, so both of these quite honestly have nothing to do with the facts of the Brook Proposal. *WPS Resources, Corp.* (Feb. 16, 2001) also dealt with telling a power company and Lowe's is not in that business. The only case that needs better clarification is the *Apple Inc.* (Dec.5, 2105) determination, and even here the differences are substantial. The proponent submitted a <u>very</u> involved proposal:

> RESOLVED, that the shareholders request the Company prepare a report at reasonable expense and omitting proprietary information estimating the total investment in these renewable sources of electricity in $/kW and the average cost per kilowatt-hour through 2013 and the projected costs over the life of the renewable sources. If the company chooses, the report may be limited to facilities in the United States. The report should also estimate the subsidies obtained from governments at all levels in reduced investment dollars and/or as a percent reduction in the cost of electricity per kilowatt-hour. If available the report should also compare the cost of power from the renewable electricity sources with the cost of electricity from the power companies serving the communities in which our facilities are located. If it chooses the Company may also include statements of the non-financial benefits of using renewable electricity. The report should be published by December 2015.

One could conclude that the distinctions are substantial between the Brook Proposal and the *Apple* proposal and Staff found that it intruded on how the company manages its expenses. The Brook Proposal does none of the above and therefore it certainly does not intrude upon or dictate how Lowe's manages its expenses. The *FLIR Systems, Inc*. (Feb. 6, 2103) is also a matter that raised issues in the proposal as to how that corporation managed its expenses, so that case is also not applicable to the present proposal.

2. <u>THE BROOK PROPOSAL RAISES SIGNIFICANT SOCIAL POLICY ISSUES</u>

SEC Guidance and Staff determinations have consistently determined that proposals addressing the subject matter of climate change fall within a significant policy issue that transcends ordinary business. See, e.g., *DTE Energy Company* (Jan. 26, 2015), *J.B. Hunt*

Transport Services, Inc. (Jan. 12, 2015), *FirstEnergy Corp.* (Mar. 4, 2015)(proposals not excludable as ordinary business since they focused on reducing GHG and did not seek to micromanage the company, discussed above); *Dominion Resources* (Feb. 27, 2014), *Devon Energy Corp.* (Mar. 19, 2014), *PNC Financial Services Group, Inc.* (Feb. 13, 2013), *Goldman Sachs Group, Inc*. (Feb. 7, 2011)(proposals not excludable as ordinary business since they focused on the significant policy issue of climate change); *NRG Inc.* (Mar. 12, 2009)(proposal seeking carbon principles report not excludable as ordinary business); *Exxon Mobil Corp*. (Mar. 23, 2007)(proposal asking board to adopt quantitative goals to reduce GHG emissions from the company's products and operations not excludable as ordinary business); *Exxon Mobil Corp*. (Mar. 12, 2007)(proposal asking board to adopt policy significantly increasing renewable energy sourcing globally not excludable as ordinary business); and *General Electric Co.* (Jan. 31, 2007)(proposal asking board to prepare a global warming report not excludable as ordinary business).

The thrust of each of these opinion letters hammers home the very definitive position that a shareholder proposal that appropriately seeks to have a company prepare a report that addresses the issue of climate change and/or reducing greenhouse gas emissions raises sufficiently significant social policy issues that transcends any attempt to classify it as "ordinary business" and does seek to micromanage the company. Staff has consistently been unable to concur with the view that company may exclude these types of proposals.

The SEC on February 8, 2010 issued Release Nos. 33-9106: 34-61469; FR 82, "Commission Guidance Regarding Disclosure Related to Climate Change." This Guidance focused on disclosure of climate change issues, but it also began a process of educating companies as to the significance of the issue and the need for companies to recognize its importance. Combining the Staff Legal Bulletins, with other guidance documents and the prevailing Staff interpretations, including the *CVS* decision today, the belief is that the Brook Proposal does not involve ordinary business and should be allowed to proceed to the shareholders.

3. <u>LOWE'S HAS NOT SUBSTANTIALLY IMPLEMENTED THIS PROPOSAL</u>

The SEC has identified that a determination of whether a company has substantially implemented a shareholder proposal, "depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc*. (Mar. 28, 1991.) Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. See, *Exelon Corp*. (Feb. 26, 2010); *Anheuser-Busch Companies, Inc.* (Jan.17, 2007); *ConAgra Foods, Inc.* (Jul. 3, 2006); *Johnson & Johnson* (Feb. 17, 2006.) Lowe's has not done so in this situation.

Lowe's has argued that it should be allowed to exclude the Brook Proposal since it has already "substantially implemented" it as allowed by Rule 14a-8(i)(10.) Nothing could be further from the truth. The Company has never published a report to the Shareholders (or anyone) on this subject, nor produced data to support this position. The only support that it presents for this position that Lowe's offers is that it produces a CSR report, that it is committed to reducing its energy and carbon footprint, it is working on sustainable transportation and it works to reduce its energy use, greenhouse gas emissions and waste. These are all great objectives, but other than making these assertions, Lowe's has not supported these claims with facts, numbers or actual information to demonstrate that these actions address the Brook Proposal, since they do not. Without any support Lowe's cannot claim that it has substantially implemented the Brook Proposal.

Lowe's has never researched and produced any report in any way related to one as presented in the Brook Proposal to "produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production." Lowe's has never addressed the underlying concerns of the proposal, since the only information that it has offered relates to reductions in consumption. While this is very important, Lowe's has never presented information to show that it is also working on the generation side of the equation, by examining renewable energy sourcing and generation. Success in the climate change arena must be twofold by not just reducing energy consumption, but also by moving away from fossil fuels and seeking to replace that source with renewable forms of energy. Lowe's cannot argue that it has substantially implemented any of the "essential objectives" of the Brook Proposal when it has not shown in any way how it is working on the underlying issues of the feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production. Talk is cheap and if Lowe's was really as committed to these issues as it says it is, then it should be embracing the nature of this proposal, instead of spending huge amounts of time and money fighting it!

If Lowe's had done a study of this issue or had a cognizable plan that it could put forward or if Lowe's could produce a Sustainability Report that identified these issues and real time goals and metrics, then maybe its argument could at least sound plausible. But, it has nothing concrete to show Staff that it has done anything remotely connected to what is contemplated in the Brook Proposal. Incidentally, the place to demonstrate to the world and the SEC that Lowe's has made a commitment to these issues and accomplishments is in a Sustainability Report. This process is a very effective way to set goals and then measure how the corporation is doing at achieving these goals. Sustainability reporting also allows Management a means to make improving performance part of the corporate mission, by involving all employees in the challenges and the successes involved with improving corporate performance.

But, as to Sustainability reporting, Lowe's refuses to produce a Sustainability Report and Lowe's Management claims it will cost too much. Lowe's CSR Report is not much more than "fluff" and good public relations, since while there are a few goals listed, there is no commitment by Management to set numbers and the means to accomplish those results. In fact, Lowe's had not even committed to paying for a management position for replacing its Sustainability Manager until recently, so that also says something about their present and past commitment to these issues. There is also no one who is independently verifying any of the little information that is disclosed, like a third-party auditing firm, so other than it sounding good on paper, Lowe's has nothing to back up its claims with verifiable facts.

Lowe's states that it recognizes that renewable energy solutions are one way that companies are reducing greenhouse gas emissions. Implementation of the Brook Proposal will now allow then to better understand an additional way that it can help reduce GHG emissions and promote newer clean energy technologies. It is rather ironic that Lowe's is promoting these technologies in an attempt to sell them to homeowners through salespersons in the store, but when asked to research and implement this technology itself, Management is balking.

Under the SEC rules Lowes has the burden of adequately demonstrating to Staff that it is entitled to exclude a proposal and that, "Unless a company has demonstrated that it is entitled to exclude a proposal, we will not concur in it view that it may exclude that proposal from its proxy materials." SLB 14(5). Lowe's has not demonstrated that it has substantially implemented this proposal or the functional equivalent of it, so based upon what it has presented, it has failed to sustain its burden. Just like a trial, Lowe's needed to produce credible evidence of its work and while it stated that it is doing these things, it has failed to back up any of its claims with facts and hard evidence to prove its claims. Without the evidence that it has taken steps to substantially implement the Brook Proposal, I maintain that Staff must reject its arguments outright.

CONCLUSION

The time has come for the Lowe's to examine the issue of producing a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing its renewable energy sourcing and/or production. Allowing the Brook Proposal to go forward to be discussed by Management and voted on by the shareholders will be a great way for Lowe's to begin this dialogue and for it to take a serious look at this issue and really start to walk its talk. We will all benefit if they do.

If the Shareholders can voice their opinion, then maybe Management will act and Lowe's can join with other corporations and governments around the country and the world taking definitive steps to help shape a livable planet for our children and their children!

Thank you for your assistance. I may be reached at ***FISMA & OMB Memorandum M-07-16***
FISMA & OMB Memorandum M-07-16

Respectfully Submitted,

David Brook

David Brook

Cc: Scott H. Kimpel, Esq., attorney for Lowe's (sent via email)

HUNTON & WILLIAMS

HUNTON & WILLIAMS LLP
2200 PENNSYLVANIA AVENUE, NW
WASHINGTON, D.C. 20037-1701

TEL 202 • 955 • 1500
FAX 202 • 778 • 2201

SCOTT H. KIMPEL
DIRECT DIAL: 202 • 955 • 1524
EMAIL: SKimpel@hunton.com

FILE NO: 23797.001762

January 30, 2017

VIA EMAIL (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Lowe's Companies, Inc. - 2017 Annual Meeting
Exclusion of Shareholder Proposal**

Ladies and Gentlemen:

I am writing on behalf of Lowe's Companies, Inc., a North Carolina corporation ("Lowe's" or the "Company"), pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Company may exclude the shareholder proposal entitled "Proposal [3]* – The Need For Lowe's To Assess The Feasibility of Setting Renewable Energy Sourcing Targets" and supporting statement (the "Proposal"), submitted by David Brook (the "Proponent"), from the proxy materials to be distributed by the Company in connection with its 2017 Annual Meeting of Shareholders (the "2017 proxy materials"), which the Company expects to file with the Commission on or about April 21, 2017.

In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D"), Lowe's is emailing this letter and its attachments to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), Lowe's is simultaneously sending a copy of this letter and its attachments to Mr. Brook as notice of the Company's intent to omit the Proposal from the 2017 proxy materials.

Rule 14a-8(k) and Section E of SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the shareholder proponent elects to submit to the Commission or the Staff. Accordingly, Lowe's is taking this opportunity to remind Mr. Brook that if he submits correspondence to the Commission or the

Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned.

The Proposal

The Proposal states:

> **RESOLVED**: Shareholders request that Lowe's produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management.

Copies of the Proposal, cover letter, broker letter and all related correspondence are attached hereto as Exhibit A.

Basis for Exclusion

As discussed in more detail below, Lowe's hereby respectfully requests that the Staff concur in its view that the Proposal may be excluded from the 2017 proxy materials pursuant to:

(i) Rule 14a-8(i)(7) because the Proposal relates to the Company's ordinary business operations; and

(ii) Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

Analysis

I. The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because The Proposal Deals with Matters Related To The Company's Ordinary Business Operations.

Lowe's firmly believes that the Proposal implicates ordinary business matters that are appropriately addressed by management and not by shareholders. Accordingly, the Proposal may properly be excluded from the 2017 proxy materials under Rule 14a-8(i)(7).

A. Rule 14a-8(i)(7)

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept

[of] providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the general underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

In the 1998 Release, the Commission identified two central considerations that underlie this policy. The first is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *Id.* Examples cited by the Commission include "management of the workforce, such as the hiring, promotion, and termination of employees." *Id.* The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)). The 1998 Release further states that a proposal may be seen as seeking to micro-manage a company "where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." *Id.*

The Commission has recognized that "proposals relating to [ordinary business] matters but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable." *See* the 1998 Release. Elaborating on this significant policy exception in Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E"), the Staff noted that "[i]n those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under Rule 14a-8(i)(7), as long as a sufficient nexus exists between the nature of the proposal and the company." The significant policy exception is further limited in that, proposals relating to both ordinary business matters and significant social policy issues may be excludable in their entirety in reliance on Rule 14a-8(i)(7) if they do not "transcend the day-to-day business matters" discussed in the proposals. The Staff considers "both the proposal and the supporting statement as a whole" in determining whether a significant social policy issue exists. Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"). As described below, the Proposal may be excluded under Rule 14a-8(i)(7) because it implicates both of the above-described considerations and does not implicate a significant social policy issue.

Moreover, when a proposal requests the preparation of a report, as the Proposal does, the relevant inquiry is whether the subject matter of the report relates to the company's ordinary business. The topic of a report, no matter the form it may take, is the relevant consideration for exclusion under Rule 14a-8(i)(7). In Exchange Act Release No. 34-20091 (Aug. 16, 1983), the Commission stated that where a proposal requests that the company prepare a report on specific aspects of its business, "the staff will consider whether the subject matter of the special report . . . involves a matter of ordinary business" and "where it does, the proposal will be excludable." *See also Johnson Controls, Inc.* (Oct. 26, 1999) ("[Where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business . . . it may be excluded under [R]ule 14a-8(i)(7).").

The Proposal both intrudes on matters that are fundamental to management's ability to run the Company on a day-to-day basis and seeks to micro-manage the Company by probing too deeply into the complex issues regarding how the Company determines and manages its mix of energy sources.

B. The Proposal Is Excludable Because It Relates To Lowe's Ordinary Business Operations.

The Proposal requests that Lowe's produce a report "assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production" and requests that Lowe's "consider all of [its] facilities and analyze options and scenarios for achieving renewable energy targets, for example by using on-site distributed energy, off-site generation, power purchases, and renewable energy credits." Although the Proposal is styled as a request for Lowe's to assemble a report, it intends to influence the Company's choice of technologies and resources for use in its operations.

The Staff has on multiple occasions concluded that stockholder "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)" as related to ordinary business matters. *See, e.g., Dominion Resources, Inc.* (Feb. 14, 2014) (concurring in the exclusion of a proposal requesting a report on the risks of the company's solar generation plan and the "benefits of increased solar generation" under Rule 14a-8(i)(7), because "the proposal concern[ed] the company's choice of technologies for use in its operations"); *FirstEnergy Corp.* (Mar. 8, 2013) (concurring in the exclusion of a proposal requesting a report on diversifying the company's energy resources to include increased energy efficiency and renewable energy resources, because "proposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)"); *AT&T Inc.* (Feb. 13, 2012) (concurring in the exclusion of a proposal requesting a report on financial and reputational risks posed by continuing to use technology that inefficiently consumed electricity); *CSX Corp.* (Jan. 24, 2011) (concurring in the exclusion of a proposal requesting that the company develop a kit that would allow it to convert the majority of its locomotive fleet to a more efficient system, because "[p]roposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)"); *WPS Resources Corp.* (Feb. 16, 2001) (concurring in the exclusion of a proposal requesting that a utility company develop new co-generation facilities and improve energy efficiency because the proposal related to its "choice of technologies"); *Union Pacific Corp.* (Dec. 16, 1996) (concurring in the exclusion of a proposal requesting a report on the status of research and development of a new safety system for railroads on the basis that the development and adaption of new technology for the company's operations constituted ordinary business operations).

Here, the Proposal seeks to dictate the type of technology Lowe's uses in its operations by encouraging the Company to increase its use of renewable energy technologies for the generation of energy for use in its operations. The resolved clause states that the report should be focused on "increasing Lowe's renewable energy sourcing and/or production." The supporting statement also states that the report should "consider all of Lowe's facilities" and should consider "using on-site distributed generation, off-site generation, power purchases, and renewable energy credits." In addition, numerous statements in the Proposal demonstrate that the Proposal is seeking to modify the Company's choices of technology for the generation of energy for use in its operations:

- "[The] environmental footprint" related to Lowe's "1857 energy consuming big box locations, its warehousing and offices";
- "[Lowe's] Big Box stores have large expanses of flat roofs that are ideal for solar panel retrofits generating electricity where it is needed" (i.e., for use at its stores, which are at the core of Lowe's business operations);
- "[Lowe's has] failed to embrace these same technologies [solar panels] for its own operations."

Thus, similar to the proposals above-mentioned, the Proposal seeks to involve shareholders in decisions regarding Lowe's choices of technologies for the generation of energy – specifically wind and solar technology – for use in its operations. Choices of technology cannot "as a practical matter, be subject to direct shareholder oversight." 1998 Release. Thus, the Proposal is excludable under Rule 14a-8(i)(7).

Moreover, the Staff has concurred that proposals seeking a report on a company's strategy for energy use management are excludable under Rule 14a-8(i)(7) as relating to the management of the company's expenses. *See Apple Inc.* (Dec. 5, 2014) (concurring in the exclusion of a proposal requesting a report "estimating the total investment in these renewable sources of electricity" as relating to "the manner in which the company manages its expenses"); *FLIR Systems, Inc.* (Feb. 6, 2013) (concurring in the exclusion of a proposal requesting a "report describing the company's short- and long-term strategies on energy use management," because "it focus[ed] primarily on FLIR's strategies for managing its energy expenses").

Although styled as a request for Lowe's to prepare a report on the benefits and feasibility of adopting quantitative renewable energy targets, the Proposal primarily seeks to influence the Company to pursue an energy and investment strategy involving the purchase of renewable energy and carbon reduction investments at its facilities. The supporting statement demonstrates its central theme of energy use management by stating that the options that

Lowe's should consider for achieving renewable energy targets include "using on-site distributed energy" at its facilities, "power purchases" and purchasing "renewable energy credits." This is further evidenced by other statements in the Proposal:

- "The costs of generating electricity from sources like wind and solar have been declining rapidly . . . ."
- "The EPA lists 78 Fortune 500 companies as purchasing renewable energy (or certificates.)"
- "[Lowe's] Big Box stores have large expanses of flat roofs that are ideal for solar panel retrofits . . . ."
- "Now is the time for Lowe's to act to reduce its GHG emissions and to aggressively act to play its corporate part by investing in and generating renewable energy."
- "Investors are concerned that Lowe's may be behind other large corporations which are developing quantitative renewable energy goals . . . ."
- "By setting quantitative goals on renewable energy, Lowe's can . . . respond ably to energy market changes . . . ."

As a result, the Proposal is an attempt to interfere with the Company's management of its energy use. Although the Proposal notes the declining costs of renewable energy, decisions concerning Lowe's management of its energy use and expenses, including decisions to invest capital in retrofitting its facilities to install solar panels or purchasing renewable energy credits, are fundamental to the Company's day-to-day business.

While the resolved clause states that "[t]his proposal does not prescribe matters of operational or financial management," the Proponent included this language merely as an attempt to disguise the core intent of the Proposal. As discussed above, the language of the Proposal as a whole demonstrates that the Proposal intends to do exactly what it claims to not do – "prescribe matters of operational [and] financial management." Lowe's is constantly evaluating opportunities to reduce its energy use, reduce greenhouse gas emissions and reduce waste from its operations. Such evaluations, in which the Company assesses not only innovative technologies, but also the cost-effectiveness of energy alternatives, are part of the way Lowe's does business every day. Thus, these operational decisions are most appropriate for management who have experience, training and resources to evaluate the complex day-to-day decisions of the Company, including the Company's choices of technology for the generation of energy for use in its operations. Therefore, the Proposal may properly be excluded under Rule 14a-8(i)(7).

C. The Proposal Is Excludable Under Rule 14a-8(i)(7) Because It Seeks To Impermissibly Micro-Manage Lowe's Ordinary Business Operations.

In seeking quantitative targets for "renewable energy sourcing and/or productions," the Proposal seeks to micro-manage the decisions of the Lowe's Board of Directors and management by controlling the manner in which the Company pursues energy efficiency, environmental and sustainability initiatives. As previously discussed, the Commission explained in the 1998 Release that the ordinary business exclusion rests on two central considerations. One such consideration is related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." 1998 Release. The Commission also has explained that shareholders as a group are not qualified to make an informed judgment on ordinary business matters due to their "lack of business expertise and their lack of intimate knowledge of the issuer's business." *See* Exchange Act Release No. 12999 (Nov. 22, 1976).

The Proposal seeks to micro-manage the fundament operations of the Company's business by directing how the Company should purchase energy, invest and deploy its capital, reduce energy costs and implement its sustainability initiatives, all of which are ordinary management functions that are not appropriate matters for direct shareholder oversight. Lowe's has focused on sustainability for many years, creating a groundbreaking wood policy in 2000 and setting formal sustainability goals in 2012. In 2016, Lowe's created a Sustainability and Product Stewardship Council, made up of an executive steering committee and subject matter experts, to guide the Company's efforts to be a good corporate citizen. The Company also has taken a cross-functional approach to sustainability efforts, including not only products and operations, but also workforce efforts and community relations involvement. As part of this effort, Lowe's engaged an independent consultant in August 2016 to help the Company evaluate opportunities to enhance its sustainability program. Through this partnership, Lowe's has conducted materiality assessments, benchmarking studies, and evaluated existing energy and waste goals. Lowe's is constantly evaluating opportunities to reduce its energy use, reduce greenhouse gas emissions and reduce waste from its operations. Such evaluations, in which the Company assesses not only innovative technology, but also the cost-effectiveness of energy alternatives, are part of the way Lowe's does business every day.

Lowe's agrees that renewable energy solutions are one of many ways companies are reducing their greenhouse gas emissions, and they are one solution Lowe's evaluates on an ongoing basis. The Company has a deliberate process by which it balances its fiscal responsibility to shareholders, such as through cost-effective energy solutions, with its desire to be a responsible steward of the environment. These complex decisions are ordinary management functions that "shareholders, as a group, would not be in a position to make an informed judgment." The Proposal seeks to micro-manage the Company by probing too deeply into the complex issues regarding how the Company determines and manages its mix of energy sources, energy use management, and sustainability initiatives. Therefore, the Proposal may properly be excluded under Rule 14a-8(i)(7).

D. The Proposal Does Not Focus On Significant Policy Issues.

Although Staff has found that certain proposals relating to environmental issues constitute significant social policy issues that "transcend day-to-day business matters," the mere fact that a proposal touches upon a significant policy issue is not in and of itself determinative of a proposal's excludability. The Staff has consistently concurred that proposals related to day-to-day company activities are excludable, regardless of the fact that such day-to-day activities touch on larger social issues. *See, e.g., TJX Companies, Inc.* (Mar. 8, 2016) (concurring in the exclusion of a proposal requesting company-wide quantitative targets to increase renewable energy sourcing and/or production under Rule 14a-8(i)(7), despite such proposals involving the environmental issue of renewable energy, because "the proposal focuses primarily on matters relating to TJX's ordinary business operations"); *CVS Health Corporation* (Mar. 8, 2016) (same); *Apple Inc.* (Dec. 5, 2016) (concurring in the exclusion of a proposal requesting the company generate a feasible plan for the company to reach a net-zero greenhouse gas emission status, because the "proposal seeks to micromanage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment"); *FirstEnergy Corp.* (Mar. 7, 2013) (concurring in the exclusion of a proposal requesting the corporation to "adopt strategies and quantitative goals to reduce the Company's impacts on, and risks to, water quantity and quality," as involving ordinary business operations under Rule 14a-8(i)(7) and not "focus[ing] on a significant policy issue"); *Exxon Mobil Corporation* (Mar. 6, 2012) (concurring in the exclusion of a proposal requesting a report discussing short- and long-term risks posed by the environmental, social and economic challenges associated with oil sands under Rule 14a-8(i)(7), specifically noting that "the proposal addresses the 'economic challenges' associated with oil sands and does not . . . focus on a significant policy issue"); *Dominion Resources, Inc.* (Feb. 3, 2011) (concurring in the exclusion of a proposal requesting a new renewable power generation program under Rule 14a-8(i)(7) even though it touched on the issue of environmental protection because the underlying action requested implicated the company's products and services, a matter of ordinary business); *Marriot International, Inc.* (Mar. 17, 2010) (concurring in the exclusion of a proposal relating to global warming that sought to micro-manage the company under Rule 14a-8(i)(7), noting that the proposal would "require the company to test specific technologies that may be used to reduce energy consumption"); *Assurant, Inc.* (Mar. 17, 2009) (concurring in the exclusion of a proposal calling for a report on the company's plans to address climate change); *Newmont Mining Corp.* (Feb. 4, 2004) (concurring in the exclusion of a proposal requesting that the board of directors publish a comprehensive report on the risk to the company's operations, profitability and reputation from its social and environmental liabilities under Rule 14a-8(i)(7)).

Here, like *TJX Companies, Inc.* and *CVS Health Corporation*, although the Proposal touches on the reduction of greenhouse gas emissions, the environmental goals of the Proposal are secondary to the Proposal's efforts to interfere in and micro-manage Lowe's ordinary business operations.

Moreover, the Staff has indicated that, where a proposal relating to the company's ordinary business operations also raises a significant policy issue, the proposal will be excludable under Rule 14a-8(i)(7) unless "a sufficient nexus exists between the nature of the proposal and the company." SLB 14E. Thus, where a company's primary business is the production of energy, the effect of energy on the environment clearly has a nexus to the company's day-to-day business. For those companies, a proposal relating to greenhouse gas emissions is likely to transcend the company's ordinary business. *See DTE Energy Co.* (Jan. 26, 2015); *Devon Energy Corp.* (Mar. 19, 2014); *Exxon Mobil Corporation* (Mar. 23, 2007).

By contrast, Lowe's operates a chain of retail home improvement and appliance stores. While these operations do incidentally consume energy and generate greenhouse gases, the levels are on an entirely different scale from those attributable to energy products. As the foregoing discussion demonstrates, the Staff has consistently allowed exclusion of proposals that seek to regulate a company's day-to-day activities, regardless of the fact that those activities may implicate larger social policy issues. The Proposal focuses on Lowe's ordinary business operations, which are fundamental to the day-to-day operations of the Company. And while the Proposal does invoke an issue that the Staff has found to be a significant policy issue in certain proposals, there is only an incidental nexus between the Proposal and Lowe's business. Thus, the Proposal does not overcome the Proposal's focus on, and micro-management of, the Company's ordinary business operations. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

II. The Proposal May Be Excluded Under Rule 14a-8(i)(10) Because the Proposal Has Been Substantially Implemented by the Company.

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has already "substantially implemented" the proposal. The stated purpose of the predecessor to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). The Commission has stated that a narrow interpretation of the predecessor rule, which required a company to have "fully effected" a proposal, "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process" by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." Exchange Act Release No. 19135, at § II.B.5. (Oct. 14, 1982). The Commission proposed and adopted a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." See Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983). The Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Consequently, when a company has taken action to address the essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., Exelon Corp.* (Feb. 26, 2010); *Exxon Mobil Corp.* (Burt) (Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); *Talbots Inc.* (Apr. 5, 2002); *Exxon Mobil Corp.* (Jan. 24, 2001); *The Gap, Inc.* (Mar. 8, 1996).

Moreover, a company need not implement a proposal in exactly the manner set forth by the proponent in order to exclude the proposal under Rule 14a-8(i)(10). *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). Differences between a company's actions and a proposal are permitted as long as the company's actions satisfactorily address the proposal's "essential objectives." The Staff has consistently concurred that a proposal has been "substantially implemented" and may be excluded under Rule 14a-8(i)(10), when a company can demonstrate that it already has taken actions to address the underlying concerns and "essential objectives" of a proposal, even where the company did not take the exact action requested by the proponent or did not implement the proposal in every detail, or where the company exercised discretion in determining how to implement the proposal. *See Anheuser-Busch Companies, Inc.* (Jan. 17, 2007). *See also, e.g., The Boeing Co.* (Feb. 17, 2011) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the company "review its policies related to human rights" and report its findings, where the company had already adopted human rights policies and provided an annual report on corporate citizenship); *The Procter & Gamble Co.* (Aug. 4, 2010) (concurring in the exclusion of a proposal requesting that the board adopt a comprehensive policy on the human right to water based on a United Nations document, when the company revised its existing water policy and only adopted those factors from the United Nations document that were "most relevant to the corporate community"); *Exelon Corp.* (Feb. 26, 2010) (concurring in the exclusion of a proposal that requested a report on different aspects of the company's political contributions when the company had already adopted its own set of corporate political contribution guidelines and issued a political contributions report that, together, provided "an up-to-date view of the [c]ompany's policies and procedures with regard to political contributions"); *Exxon Mobil Corp.* (Mar. 23, 2009) (concurring in the exclusion of a proposal requesting the board to prepare a semi-annual report detailing the company's policies for political contributions and any contributions made where the company demonstrated substantial implementation of each element of the proposal); *Hewlett-Packard Co.* (Dec. 11, 2007) (concurring in the exclusion of a proposal requesting that the board permit stockholders to call special meetings on the basis that it was substantially implemented by a proposed bylaw amendment to permit stockholders to call a special meeting unless the board determined that the specific business to be addressed had been addressed recently or would soon be addressed at an annual meeting).

In articulating this standard, the Staff has repeatedly determined that a company has substantially implemented a proposal when the company's "particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991).

B. The Company Has Already Substantially Implemented The Proposal.

Lowe's has focused on sustainability for many years, with the primary goal of reducing the environmental impact of the Company's operations, including reducing its carbon footprint. The Company has advanced these goals through numerous strategies, as described in the Lowe's 2015 Social Responsibility Report (the "CSR Report"). As described more fully below, Lowe's actions have already addressed the Proposal's essential objective, which is the development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations and to provide related information to Lowe's shareholders. The Company's policies and practices also compare favorably with the guidelines of the proposal. Thus, the Proposal may properly be excluded under Rule 14a-8(i)(10).

The Proposal requests that Lowe's "produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production." Although the resolved clause focuses on renewable energy, numerous statements throughout the Proposal demonstrate that the Proposal's essential objective is the development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations and to provide related information to Lowe's shareholders. The first clause of the Proposal emphasizes the Proposal's concern about the rising global temperature and the need for all nations, including the United States, to "reduce annual greenhouse gas ("GHG") emissions[.]" Several statements also demonstrate that the Proponent views renewable energy merely as a means to accomplish the goal of reduced greenhouse gas emissions.

- "This [the reduction of annual greenhouse gas emissions] will involve a significant shift to renewable energy."
- " . . . renewable energy as a means to help reduce GHG emissions."
- "Many other large retailers have accomplished these [solar panel] retrofits and have significantly reduced their GHG emissions."
- "Now is the time for Lowe's to act to reduce its GHG emissions . . . ."
- " . . . other large corporations which are developing quantitative renewable energy goals in response to climate change."

- "By setting quantitative goals on renewable energy, Lowe's can address climate change . . . [and] move closer to achieving GHG reductions . . . ."

Thus, the Proposal viewed as a whole demonstrates that the Proposal's underlying concern or essential objective is the reduction of greenhouse gas emissions and the Company's development of a plan to reduce the effects of greenhouse gas emissions generated by the Company's operations.

Lowe's is already committed to reducing its energy and carbon footprint and has taken numerous steps to advance this goal. In fact, the Company has already set a quantitative and time-bound target for reducing its carbon emissions, which is to reduce the carbon emissions from its stores by 20 percent per square foot from a 2010 baseline by 2020. This quantitative carbon reduction target is disclosed in the CSR Report, which contains detailed disclosure on the Company's environmental sustainability efforts.[1]

While the Company agrees that renewable energy solutions are one way companies are reducing their greenhouse gas emissions, Lowe's recognizes that there are many ways that companies can take important steps to reduce its carbon footprint. Lowe's is advancing its quantitative goal by reviewing its energy use and associated emissions across its operational portfolio and actively pursuing energy efficiency and emissions reductions projects. For example, the Company began testing a state-of-the-art Building Management System ("BMS") in stores to control lighting, air conditioning and other building systems. The Company also reduced lighting at stores during nonsale hours, implemented various lighting energy-efficiency upgrades and optimized building energy controls based on store activity. The Company also gathers data from its store operations, bill pay vendor and BMS to determine energy consumption and identify equipment anomalies for additional review and corrective action. These Company-specific actions have directly led to a reduction in carbon emissions from Lowe's stores, which account for the majority of the Company's energy consumption, of approximately 11 percent from the 2010 baseline. These actions, among others, are disclosed in the Company's CSR Report.[2]

Lowe's also has been an industry leader in promoting sustainable transportation practices. Since 2005, Lowe's has partnered with the Environmental Protection Agency's ("EPA") SmartWay program to reduce transportation-related carbon emissions by creating incentives for its transportation providers to improve fuel efficiency. Lowe's carriers must be SmartWay certified, and the Company not only confirms their status during the prospective carrier review process, but also audits the Company's existing partners annually to ensure they maintain their certification. Through this collaborative partnership, Lowe's carriers have saved more than 180 million gallons of diesel fuel and reduced carbon emissions by more

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[1] Lowe's, *Energy and Carbon Footprint, 2015 Social Responsibility Report*, at 33, *available at* https://newsroom.lowes.com/csr-reports/.

[2] Lowe's, *2015 Social Responsibility Report*, at 32-34, *available at* https://newsroom.lowes.com/csr-reports/.

than 2 million tons.[3] Recently, the EPA recognized its efforts by honoring Lowe's with a 2016 SmartWay Excellence Award. Lowe's is the only retail shipping partner ever to receive eight SmartWay awards. In addition, in 2012, Lowe's began transitioning its dedicated transportation fleet to natural gas, which run cleaner than trucks powered by diesel fuel. Nearly 40 percent of the dedicated fleet trucks in Lowe's network are now powered by natural gas. Lowe's has stated that "[a]long with being more economical, sustainable transportation practices like these help reduce air pollutant emissions and counter climate change, contributing to a healthier environment."[4] Lowe's actions addressing sustainable transportation are disclosed on its website under "Serving Communities"[5] and in Lowe's CSR Report.[6]

In addition to the projects that Lowe's has already initiated, the Company is constantly evaluating opportunities to reduce its energy use, reduce greenhouse gas emissions and reduce waste from its operations. In 2016, Lowe's created a Sustainability and Product Stewardship Council, made up of an executive steering committee and subject matter experts, to guide the Company's efforts to be a good corporate citizen. In August 2016, the Company also engaged an independent consultant to evaluate opportunities to enhance its sustainability program. The consultant has conducted materiality assessments, benchmarking against peers and others, and evaluated existing goals including energy and waste goals. They are taking a cross-functional approach to include not only products and operations, but also workforce efforts and community relations involvement. The Company is currently evaluating the feasibility of a number of opportunities to reduce its carbon emissions, including wind, solar and fuel cell technologies.

These thoughtful and Lowe's-specific measures were designed to address the particular impact the Company's operations have on the environment and the best ways to mitigate those effects. The essential objective of the Proposal and Lowe's environmental efforts is the same – to ameliorate the environmental impact of the Company's operations, including its carbon footprint, as soon as possible. The difference in approach is only a matter of implementation. As the Staff has recognized, a company need not implement a proposal in exactly the manner set forth by a proponent in order to exclude the proposal under Rule 14a-8(i)(10), as long as the company addresses the proposal's essential objective. The Company's measures and initiatives compare favorably with the type of action being requested in the Proposal. As discussed above, Lowe's has already adopted quantitative and time-bound targets for reducing carbon emissions at its stores. Thus, the targets requested by the Proposal differ in only two respects: the Proposal requests "enterprise-wide" targets and the Proposal requests targets for increasing Lowe's renewable energy sourcing and/or production.

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[3] Lowe's, *EPA honors Lowe's with 2016 SmartWay Excellence Award*, *Serving Communities*, https://newsroom.lowes.com/serving-communities/lowes-receives-2016-smartway-excellence-award-epa/.

[4] *Id.*

[5] *Id.*

[6] Lowe's, *2015 Social Responsibility Report*, at 39-40, *available at* https://newsroom.lowes.com/csr-reports/.

Lowe's retail stores account for the majority of the Company's energy consumption. Consequently, in determining how best to implement its energy and carbon reduction policies, the Company used its discretion to focus its initial efforts on its stores in order to achieve the greatest impact as soon as possible. Although the Proposal seeks "enterprise-wide" targets, rather than store targets, the Commission has recognized the need for companies to be able to use their discretion in determining how best to implement the essential objective of a proposal. Lowe's has determined that focusing its initial efforts on its stores is the most effective way to accomplish the Proposal's goal of reducing the greenhouse gas emissions from the Company's operations. Moreover, the Company has started taking steps to reduce the emissions from its distribution centers. For example, Lowe's has started implementing energy-efficiency upgrades at a number of its distribution centers.

In addition, although Lowe's recognizes that renewable energy solutions are one way that companies are reducing their greenhouse gas emissions, the Company recognizes that there are many other ways that companies can reduce their emissions, including some options that the Company believes are better tailored to its particular business. The Company has used its discretion to initially focus its efforts on improving energy efficiency at its stores and distribution centers. Although the Proposal seeks for the Company to select renewable energy sourcing and/or production as its primary means of reducing the Company's greenhouse gas emissions from its operations, Lowe's has determined that focusing its initial efforts on energy efficiency is the most appropriate way to accomplish the Proposal's goal of reducing the greenhouse gas emissions from the Company's operations. Moreover, the Company is already evaluating the feasibility of increasing its use of renewable energy, including evaluating opportunities such as wind, solar and fuel cell technologies, which is precisely what the Proposal requests.

These Company-specific measures and initiatives compare favorably with the type of action being requested by the Proposal and demonstrate that the Company has and continues to address the Proposal's goal of reducing the Company's greenhouse gas emissions. Further, these measures demonstrate that the Company has already satisfied the essential objective of the Proposal, even though the Company's method of implementation is not identical to the specific actions requested by the Proposal. Therefore, the Proposal has been substantially implemented by the Company and may be excluded under Rule 14a-8(i)(10).

Conclusion

For the foregoing reasons, Lowe's respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if Lowe's excludes the Proposal from its 2017 proxy materials.

Please do not hesitate to contact me at (202) 955-1524, or by email at skimpel@hunton.com, if you have any questions or require any additional information regarding this matter.

Sincerely,

Scott H. Kimpel

Enclosures

Cc: Beth MacDonald, Vice President, Associate General Counsel, Lowe's Companies, Inc.
David Brook (via email at ***FISMA & OMB Memorandum M-07-16***)

EXHIBIT A

DEC 12 2016

David Brook

FISMA & OMB Memorandum M-07-16

Sent Via Email, U.S. Mail and Facsimile to: (704) 757-0598

December 12, 2016

Mr. Ross W. McCanless
General Counsel, Secretary and Chief Compliance Officer
Lowe's Companies, Inc.
1000 Lowe's Boulevard
Mooresville, North Carolina 28117

Re: Shareholder Proposal:
The Need for Lowe's to Assess the Feasibility of Setting Renewable Energy Sourcing Targets

Dear Mr. McCanless:

I am writing to you as the Corporate Secretary, as required in the Lowe's Companies, Inc. ("Lowe's") Proxy Statement dated on or about April 11, 2016, Page 62, as the Lowe's Officer requiring notification of my intention to submit a shareholder proposal for the 2017 Lowe's Annual Meeting. Enclosed is a timely shareholder proposal intended to establish reporting on Renewable Energy goals by Lowe's.

This proposal is specifically presented to establish a report on these topics to allow Lowe's to reduce its overall carbon footprint. This Shareholder Proposal asks the Lowe's to begin that process of putting in place renewable energy accomplishments.

Implementation of this proposal will improve many aspects of Lowe's corporate performance and profitability. Implementation of this proposal will allow the Lowe's to establish itself as the home improvement store leader in Greenhouse Gas Emissions reductions, since right now there is no identified plan or strategy to use renewable energy at Lowe's store locations, warehouses or offices.

As such, this proposal is aimed at increasing transparency and corporate policies aimed at increased efficiency, decreasing waste and greenhouse gas emissions, protecting the health of employees, minimizing harm to the environment. Implementation of this proposal will assist Lowe's with improving upon its short and long-term profitability, sine it will establish objective factual information that can be used to guide the corporation in decision-making based upon sound science as the means for better short and long-term corporate decisions.

I am sure that you realize that this issue can involve many parts of the corporation, so this proposal attempts to set in place a mechanism whereby Lowe's will prepare a report on integrating renewable energy and other means into its entire operations. Unfortunately a limit of 500 words in my shareholder proposal does not allow for a full analysis and presentation of these issues. Therefore, I am more than happy to further elaborate upon these details with you and/or other

Mr. Ross W. McCanless December 12, 2016
General Counsel, Secretary and Chief Compliance Officer

Officers of Lowe's as to why this proposal has merit and why I ask Management to support the incorporation of this proposal into the 2017 Lowe's proxy statement.

I have provided a title to this Proposal, **"THE NEED FOR LOWE'S TO ASSESS THE FEASIBILITY OF SETTING RENEWABLE ENERGY SOURCING TARGETS"** which I ask be used in the proxy statement. While I do not consider this title as part of the 500 word limit, the total words in the actual proposal, including the title is 500 words, which conforms to the SEC word limit requirements.

If Lowe's is interested and committed to advancing this proposal outside of the proxy approach, please let me know and I will be more than willing to discuss/withdraw this proposal, if Lowe's will agree to make a formal written and signed commitment which satisfactorily addresses my concerns and provides for a defined timeline for completion of the adoption and implementation of such a reporting process.

Lowe's can lead by example, or it can choose to be usurped by other corporations that have chosen to recognize that everyone has a responsibility to protect our planet for today and for future generations to come. As an example, the Home Depot is now committed to creating a plan and implementing these same renewable energy goals. This shareholder proposal will help to instill a new culture into the corporation to do just that and I ask your support for transitioning the corporation into this new leadership role.

PROCEDURAL COMPLIANCE WITH SEC REQUIREMENTS:

In order to expedite your procedural review of this proposal and its conformance with the Securities and Exchange Commission Procedural Requirements, I provide the following information to validate my right to present this proposal under 17 CFR 240.14(a)(8):

1. I have continuously held Lowe's Companies, Inc., securities for over a year with a value that has never dropped below $2000 during that period. I purchased 150 shares of Lowe's stock on or about July 24, 2006. I currently own approximately 177.2 shares.

2. My address is: ***FISMA & OMB Memorandum M-07-16*** . In light of personal safety concerns, I request that my address NOT be disclosed in the proxy statement should anyone seek to obtain my address. I also ask that I be notified of any such requests.

3. I fully intend to continue to hold these securities through the date of the next annual meeting and beyond.

SUBSTANTIVE COMPLIANCE WITH SEC REQUIREMENTS:

This proposal is intended to make recommendations on the manner in which the Lowe's Board and Management should institute renewable energy objectives. While the proposal makes recommendations on how the Board should establish this process, due to limitations on wording, it is not, and should not be considered exhaustive or limiting to the Board. There are many solutions to establish renewable energy sourcing targets for which the best approach may not be known until Lowe's Management investigates. Therefore, none of the listed solutions should be considered fixed or binding, but merely representative of possible recommended that will allow for getting the

Mr. Ross W. McCanless
General Counsel, Secretary and Chief Compliance Officer

December 12, 2016

corporation to reduce its carbon footprint by investigating and reporting on its renewable energy opportunities.

I look forward to speaking with you and others at Lowe's on the ways that we might work together to begin to address solutions to these issues. If Management and/or the Board would like to support my proposal, (with any mutually acceptable changes) I would be more than happy to discuss any such ideas. I may be reached at ***FISMA & OMB Memorandum M-07-16*** or by email at: ***FISMA & OMB Memorandum M-07-16*** I would also ask that you provide me with a written acknowledgement that my proposal was timely received by your office.

Sincerely,

David Brook

David Brook

CC: Chris Ahearn (Via Email)

Encl. 12/12/16 11:17 AM

THE NEED FOR LOWE'S TO ASSESS THE FEASIBILITY OF SETTING RENEWABLE ENERGY SOURCING TARGETS

WHEREAS: To limit the average global temperature increase to below 2 degrees Centigrade, (3.6 degrees Fahrenheit) a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change estimates that the United States needs to reduce annual greenhouse gas ("GHG") emissions approximately 80 percent. This will involve a significant shift to renewable energy.

THE costs of generating electricity from sources like wind and solar have been declining rapidly and are influencing companies' response to climate change. The EPA currently lists 78 Fortune 500 companies as purchasing renewable energy (or certificates.)

LOWE'S has not taken any visible some steps in this direction. Lowe's has not reported any environmental or sustainability goals or accomplishments to address renewable energy as a means to help reduce GHG emissions. The only identified actions taken by Lowe's has been to investigate more efficient lighting, which is a laudable step, but it misses an opportunity to help reduce the environmental footprint created by its 1857 energy consuming big box locations, its warehousing and offices, that all add to Lowe's enormous carbon footprint.

BIG BOX stores have large expanses of flat roofs that are ideal for solar panel retrofits generating electricity right where it is needed. Many other large retailers have accomplished these retrofits and have significantly reduced their GHG emissions.

LOWE'S still lacks a quantitative target for renewable energy sourcing and/or production. Ironically, Lowe's has been promoting the sale and installation of solar panels for homeowners and commercial installations. Lowe's has failed to embrace these same technologies for its own operations. Now is the time for Lowe's to act to reduce its GHG emissions and to aggressively act to play its corporate part by investing in and generating renewable energy.

INVESTORS are concerned that Lowe's may be behind other large corporations which are developing quantitative renewable energy goals in response to climate change. The RE100, a coalition pushing companies to switch to 100 percent renewable energy, now includes Apple, General Motors, Johnson & Johnson, Nestle, Procter & Gamble, Unilever, and Walmart. The Home Depot is also now investigating and committing to renewable energy goals.

BY SETTING quantitative goals on renewable energy, Lowe's can address climate change, respond ably to energy market changes, move closer to achieving GHG reductions, and help meet the global need for cleaner energy.

RESOLVED: Shareholders request that Lowe's produce a report assessing the climate benefits and feasibility of adopting enterprise-wide, quantitative, time-bound targets for increasing Lowe's renewable energy sourcing and/or production. The report should be produced at reasonable cost, in a reasonable timeframe, and omitting proprietary and confidential information. This proposal does not prescribe matters of operational or financial management.

SUPPORTING STATEMENT: Shareholders request that the report consider all of Lowes's facilities and analyze options and scenarios for achieving renewable energy targets, for example by using on-site distributed energy, off-site generation, power purchases, and renewable energy credits, or other opportunities management would like to consider, at its discretion.

****

The following is not part of the proposal.

Submitted on: December 12, 2016

By: David Brook

FISMA & OMB Memorandum M-07-16

Owner of 177.2 shares, since on or about July 24, 2006.

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045

Fidelity INVESTMENTS

December 23, 2016

David P. Brook

FISMA & OMB Memorandum M-07-16

Dear Mr. Brook:

Thank you for contacting Fidelity Investments regarding your Individual Account ending in ***FISMA & OMB Memorandum M-07-16*** I appreciate the opportunity to assist you with your inquiry.

Please accept this letter as verification that Fidelity Investment's Depository Trust Company ("DTC") number is 0226, which is listed under National Financial Services LLC ("NFS LLC"); NFS LLC is the record holder.

In addition, we can confirm that on July 24, 2006 you purchased 150 shares of Lowes Companies Inc. (symbol LOW) in your Fidelity brokerage account ending ***FISMA & OMB Memorandum M-07-16*** for $4,278.45. These shares are still held in the account today. Since the original purchase the only other transactions of LOW in this account has been the reinvestment of the dividends. The value of your holdings in LOW since the initial purchase has not dropped below $2,000.00 based on the closing price listed on our file.

Mr. Brook, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries for your account, please contact a Fidelity representative at 800-544-4442 for assistance. We appreciate your business.

Sincerely,

Michael Bazeley
High Net Worth Operations

Our File: W807815-16DEC16

From: Miller, Wendy - Wendy C <Wendy.C.Miller@lowes.com>
Sent: Monday, December 12, 2016 11:41 AM
To: McCanless, Bill - Ross W; Macdonald, Beth - Beth
Cc: Millsaps, Tracy - Tracy D; Pate, Juliet - Juliet Sy
Subject: Shareholder Proposal #4 - David Brook
Attachments: image2016-12-12-112553.pdf

Attached is a shareholder proposal received today via fax from David Brook regarding "The Need for Lowe's to Access the Feasibility of Setting Renewable Energy Sourcing Targets."

From: Millsaps, Tracy - Tracy D
To: McCanless, Bill - Ross W; Macdonald, Beth - Beth
Cc: Pate, Juliet - Juliet Sy; Miller, Wendy - Wendy C
Subject: FW: 2017 Shareholder Proposal: Reporting on Renewable Energy Sourcing
Date: Monday, December 12, 2016 12:27:15 PM
Attachments: Lowe"s 2017 Shareholder Proposal CV LT 12.12.16.pdf
Lowe"s 2017 RE Proposal 12.12.16.pdf

See attached from David Brook.

Thanks,
Tracy

From: ***FISMA & OMB Memorandum M-07-16*** [mailto: ***FISMA & OMB Memorandum M-07-16***
Sent: Monday, December 12, 2016 12:21 PM
To: Millsaps, Tracy - Tracy D <Tracy.D.Millsaps@lowes.com>
Subject: Fwd: 2017 Shareholder Proposal: Reporting on Renewable Energy Sourcing

Hi Tracy, I tried to email this shareholder proposal to Ross McCanless, but it bounced back. Can you forward it to him please?

I faxed it to his office and received a confirmation, but would you please have someone contact me to confirm that it was delivered? I can send it again, if not.

Thank you,

David Brook

From: "***FISMA & OMB Memorandum M-07-16***" <***FISMA & OMB Memorandum M-07-16***>
To: "ross w mccanless" <ross.w.mccanless@lowes.com>
Cc: "Chris Ahearn - Tracey C" <chris.c.ahearn@lowes.com>
Sent: Monday, December 12, 2016 11:30:03 AM
Subject: 2017 Shareholder Proposal: Reporting on Renewable Energy Sourcing

Mr. McCanless, enclosed, please find my 2017 shareholder proposal for The Need for Lowe's to Assess the Feasibility of Setting Renewable Energy Sourcing Targets at Lowe's Companies, Inc.

I am amenable to all discussions, should Lowe's want to agree to implement this shareholder proposal outside of the annual meeting arena.

Thank you for your interest.

Sincerely,

David Brook

FISMA & OMB Memorandum M-07-16

Cell: ***FISMA & OMB Memorandum M-07-16***

From: Millsaps, Tracy - Tracy D
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: 2017 Shareholder Proposal: Reporting on Renewable Energy Sourcing
Date: Monday, December 12, 2016 4:08:24 PM

Mr. Brook,

We have received your letter.

Thank you,
Tracy Millsaps

From: ***FISMA & OMB Memorandum M-07-16*** [mailto: ***FISMA & OMB Memorandum M-07-16***]
Sent: Monday, December 12, 2016 12:21 PM
To: Millsaps, Tracy - Tracy D <Tracy.D.Millsaps@lowes.com>
Subject: Fwd: 2017 Shareholder Proposal: Reporting on Renewable Energy Sourcing

Hi Tracy, I tried to email this shareholder proposal to Ross McCanless, but it bounced back. Can you forward it to him please?

I faxed it to his office and received a confirmation, but would you please have someone contact me to confirm that it was delivered? I can send it again, if not.

Thank you,

David Brook

From: ***FISMA & OMB Memorandum M-07-16*** ***FISMA & OMB Memorandum M-07-16***
To: "ross w mccanless" <ross.w.mccanless@lowes.com>
Cc: "Chris Ahearn - Tracey C" <chris.c.ahearn@lowes.com>
Sent: Monday, December 12, 2016 11:30:03 AM
Subject: 2017 Shareholder Proposal: Reporting on Renewable Energy Sourcing

Mr. McCanless, enclosed, please find my 2017 shareholder proposal for The Need for Lowe's to Assess the Feasibility of Setting Renewable Energy Sourcing Targets at Lowe's Companies, Inc.

I am amenable to all discussions, should Lowe's want to agree to implement this shareholder proposal outside of the annual meeting arena.

Thank you for your interest.

Sincerely,

David Brook
FISMA & OMB Memorandum M-07-16

Cell: ***FISMA & OMB Memorandum M-07-16***

From: Millsaps, Tracy - Tracy D
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Response Letter to Shareholder Proposal
Date: Thursday, December 15, 2016 3:33:42 PM
Attachments: image2016-12-15-151845.pdf

Please see attached letter from Beth MacDonald regarding the Shareholder Proposal sent.

Thank you.

Tracy Millsaps, NCCP
Legal Administrative Manager
Lowe's Companies, Inc.
(704) 758-2607 phone
(704) 757-0595 fax

December 15, 2016

Via Email (***FISMA & OMB Memorandum M-07-16***) and Overnight Delivery

Mr. David Brook
FISMA & OMB Memorandum M-07-16

Re: Rule 14a-8 Shareholder Proposal entitled "The Need for Lowe's to Assess the Feasibility of Setting Renewable Energy Sourcing Targets"

Dear Mr. Brook:

I am writing on behalf of Lowe's Companies, Inc. (the "Company"), which on December 12, 2016, received your shareholder proposal entitled "The Need for Lowe's to Assess the Feasibility of Setting Renewable Energy Sourcing Targets" (the "Proposal"), which you submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for inclusion in the Company's proxy statement for the 2017 Annual Meeting of Shareholders (the "Annual Meeting").

I am notifying you under Rule 14a-8(f) that your submission of the Proposal does not comply with Rule 14a-8(b) under the Exchange Act. In particular, Rule 14a-8(b)(1) requires that in order to be eligible to submit a proposal under Rule 14a-8(b)(1), you must have continuously held at least $2,000 in market value, or 1%, of the Company's voting stock for a period of at least one year by the date of your submission of the Proposal. In this regard, the Company's records indicate that the Proposal was submitted by email and facsimile on December 12, 2016, and the Company's stock records do not indicate that you are a record owner of the Company's shares. Accordingly, Rule 14a-8(b)(2)(i) requires you to submit to the Company a written statement from the record owner of the Company shares beneficially owned by you (such as a broker or a bank) verifying that, as of the date the Proposal was submitted (i.e., December 12, 2016) you continuously held the requisite number of the Company's shares for at least one year. Alternatively, you could provide proof of ownership through one of the filings listed in Rule 14a-8(b)(2)(ii).

In accordance with Rule 14a-8(f), I request that you furnish to the Company, within 14 calendar days of your receipt of this letter, a written statement from the record owner of the Company shares beneficially owned by you verifying continuous ownership by you of the requisite number of Company shares for the one-year period preceding and including the date the Proposal was submitted (i.e., December 12, 2016), as required pursuant to Rule 14a-8(b) and described above. Please send this written statement and any future correspondence to:

Lowe's Companies, Inc.
Attention: Beth R. MacDonald, Esq.
Vice President, Associate General Counsel
P.O. Box 1000 (Mail Code NB6LG)
Mooresville, NC 28115
Email: beth.macdonald@lowes.com

For your convenience, a copy of Rule 14a-8(b) is enclosed with this letter.

Please note that your response to this letter must be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. If you do not furnish to the Company the written statement regarding continuous ownership required pursuant to Rule 14a-8(b)(2)(i) from the record owner of the Company shares beneficially owned by you within the required 14 calendar day period, the Company intends to omit the Proposal from its proxy statement in connection with the Annual Meeting.

Very truly yours,

Beth R MacDonald

Enclosure

Rule 14a-8(b)

* * *

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

* * *

Pages 32 through 33 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

From:	DAVID BROOK
To:	Millsaps, Tracy - Tracy D
Subject:	Re: Response Letter to Shareholder Proposal
Date:	Thursday, December 15, 2016 6:57:41 PM

Tracy, I am not sure whether to laugh or cry based upon the rather absurd nature of the letter from Beth. I listed that I have owned the stock since I think about 2006 and you have my previous submissions confirming ownership time and proper minimum amount.

I know you have a right to seek to omit if defective, but all you have to do is simply make the request, not argue that my proposal is defective.

Take a look at the letter that I submitted from National Financial last year and let me know if you accept that format and I will have a new one produced. I only want to do this once, so if you have a critical format that you want it submitted as, please send me a template or accepted letter.

More importantly do you or anyone at Lowe's want to discuss this proposal, since it would be nice to know that the company is interested in committing to implementing a renewable energy program.

Thank you,

David Brook

> On December 15, 2016 at 3:33 PM "Millsaps, Tracy - Tracy D" <Tracy.D.Millsaps@lowes.com> wrote:
>
> Please see attached letter from Beth MacDonald regarding the Shareholder Proposal sent.
>
> Thank you.
>
> Tracy Millsaps, NCCP

Legal Administrative Manager

Lowe's Companies, Inc.

(704) 758-2607 phone

(704) 757-0595 fax

From: DAVID BROOK
To: Millsaps, Tracy - Tracy D
Subject: Re: Response Letter to Shareholder Proposal
Date: Friday, December 23, 2016 10:15:05 AM
Attachments: Brook Letter.pdf

Tracy, here is a letter from Fidelity/National Financial confirming ownership and complying with all SEC requirements that I know of. If you need any additional information, please let me know. I have complied within your deadline.

I also want to ask if Lowe's would like to discuss this proposal so that maybe we can agree to implement it without a shareholder vote?

Let me know and have some happy holidays!

David

> On December 15, 2016 at 3:33 PM "Millsaps, Tracy - Tracy D" <Tracy.D.Millsaps@lowes.com> wrote:
>
> Please see attached letter from Beth MacDonald regarding the Shareholder Proposal sent.
>
> Thank you.
>
> Tracy Millsaps, NCCP
>
> Legal Administrative Manager
>
> Lowe's Companies, Inc.
>
> (704) 758-2607 phone
>
> (704) 757-0595 fax
>
>

From:	Macdonald, Beth - Beth
To:	Pate, Juliet - Juliet Sy
Subject:	FW: Re: Response Letter to Shareholder Proposal
Date:	Wednesday, January 25, 2017 4:36:44 PM
Attachments:	Brook Letter.pdf

From: DAVID BROOK [mailto: ***FISMA & OMB Memorandum M-07-16***]
Sent: Friday, December 23, 2016 10:27 AM
To: Macdonald, Beth - Beth <beth.macdonald@lowes.com>
Subject: Fwd: Re: Response Letter to Shareholder Proposal

Hi Beth, I am forwarding the letter as discussed below. Please acknowledge, since Tracy is out.

Thank you

David Brook

---------- Original Message ----------
From: DAVID BROOK < ***FISMA & OMB Memorandum M-07-16*** >
To: "Millsaps, Tracy - Tracy D" <Tracy.D.Millsaps@lowes.com>
Date: December 23, 2016 at 10:13 AM
Subject: Re: Response Letter to Shareholder Proposal

Tracy, here is a letter from Fidelity/National Financial confirming ownership and complying with all SEC requirements that I know of. If you need any additional information, please let me know. I have complied within your deadline.

I also want to ask if Lowe's would like to discuss this proposal so that maybe we can agree to implement it without a shareholder vote?

Let me know and have some happy holidays!

David

On December 15, 2016 at 3:33 PM "Millsaps, Tracy - Tracy D" <Tracy.D.Millsaps@lowes.com> wrote:

Please see attached letter from Beth MacDonald regarding the Shareholder Proposal sent.

Thank you.

Tracy Millsaps, NCCP

Legal Administrative Manager

Lowe's Companies, Inc.

(704) 758-2607 phone

(704) 757-0595 fax

all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.

From:	Macdonald, Beth - Beth
To:	Pate, Juliet - Juliet Sy
Subject:	FW: Response Letter to Shareholder Proposal
Date:	Wednesday, January 25, 2017 4:36:53 PM

From: Macdonald, Beth - Beth
Sent: Friday, December 23, 2016 11:46 AM
To: DAVID BROOK <***FISMA & OMB Memorandum M-07-16***>
Subject: Re: Response Letter to Shareholder Proposal

Thanks for checking. We have received your email.

Thank you,
Beth

Sent from my iPhone

On Dec 23, 2016, at 10:28 AM, DAVID BROOK <***FISMA & OMB Memorandum M-07-16***> wrote:

> Hi Beth, I am forwarding the letter as discussed below. Please acknowledge, since Tracy is out.
>
> Thank you
>
> David Brook
>
> > ---------- Original Message ----------
> > From: DAVID BROOK <***FISMA & OMB Memorandum M-07-16***>
> > To: "Millsaps, Tracy - Tracy D" <Tracy.D.Millsaps@lowes.com>
> > Date: December 23, 2016 at 10:13 AM
> > Subject: Re: Response Letter to Shareholder Proposal
> >
> > Tracy, here is a letter from Fidelity/National Financial confirming ownership and complying with all SEC requirements that I know of. If you need any additional information, please let me know. I have complied within your deadline.
> >
> > I also want to ask if Lowe's would like to discuss this proposal so that maybe we can agree to implement it without a shareholder vote?

Let me know and have some happy holidays!

David

On December 15, 2016 at 3:33 PM "Millsaps, Tracy - Tracy D" <Tracy.D.Millsaps@lowes.com> wrote:

Please see attached letter from Beth MacDonald regarding the Shareholder Proposal sent.

Thank you.

Tracy Millsaps, NCCP

Legal Administrative Manager

Lowe's Companies, Inc.

(704) 758-2607 phone

(704) 757-0595 fax

e-mail and destroy all copies of this message electronic, paper, or otherwise.

By transmitting documents via this email: Users, Customers, Suppliers and Vendors collectively acknowledge and agree the transmittal of information via email is voluntary, is offered as a convenience, and is not a secured method of communication; Not to transmit any payment information E.G. credit card, debit card, checking account, wire transfer information, passwords, or sensitive and personal information E.G. Driver's license, DOB, social security, or any other information the user wishes to remain confidential; To transmit only non-confidential information such as plans, pictures and drawings and to assume all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.

<Brook Letter.pdf>

From:	DAVID BROOK
To:	Macdonald, Beth - Beth; Millsaps, Tracy - Tracy D
Subject:	Can You Tell Me the Date of Annual Meeting and Do you Want to Talk?
Date:	Tuesday, January 17, 2017 2:22:37 PM

Hi Beth, can you tell me the date of the Lowe's Annual Meeting, is it May 26th?

Since, I have not heard Management's position on my shareholder proposal, would you like to talk about it?

Is it possible that Lowe's would like to adopt it and start the process of researching the issues?

Let me know, since I am hopeful that we can negotiate an agreement to implement it.

Thank you,

David

From: Macdonald, Beth - Beth
To: Pate, Juliet - Juliet Sy
Subject: FW: Lowe"s proposal
Date: Wednesday, January 25, 2017 4:35:49 PM

From: Ahearn, Chris - Tracey C
Sent: Tuesday, January 24, 2017 2:07 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: Lowe's proposal

Good afternoon, Mr. Brook.
Beth Macdonald passed along your recent email about discussing the shareholder proposal around renewable energy. Do you have some time Thursday or Friday this week to set up a call?

Thanks in advance,
Chris Ahearn

Chris Ahearn
VP, Public Affairs
Lowe's Companies, Inc. | 1000 Lowe's Blvd. | Mooresville, NC 28117
704-758-2304 direct
FISMA & OMB Memorandum M-07-16 mobile

From: Ahearn, Chris - Tracey C
To: DAVID BROOK
Subject: RE: Lowe"s proposal
Date: Wednesday, January 25, 2017 10:58:20 AM

We'd like to talk to learn more about your proposal and to update you on what we're doing regarding energy efficiency.
Does that sound reasonable to you?

Chris

From: DAVID BROOK [mailto: ***FISMA & OMB Memorandum M-07-16***]
Sent: Wednesday, January 25, 2017 10:01 AM
To: Ahearn, Chris - Tracey C
Subject: RE: Lowe's proposal

Chris, 11 am is good; I am at ***FISMA & OMB Memorandum M-07-16*** (cell). Do you have thoughts on an agenda, since the first reason to talk is to know that there is a reason to talk, right?

For example, is Lowe's interested in developing this idea or is this a "sales pitch call?"

Sorry for being blunt, but I just want to get a sense of what we might accomplish in looking at putting this proposal in place and you know if Lowe's is interested or not.

I just want us to be productive and based upon the conversations that we had last year, I just would like to know the direction.

Thank you,

David

> On January 25, 2017 at 9:49 AM "Ahearn, Chris - Tracey C" <Chris.C.Ahearn@lowes.com> wrote:
>
> How about 11:00 Thursday? Just let me know what number you'd like us to call.
>
> Chris
>
> ---
>
> **From:** DAVID BROOK [mailto: ***FISMA & OMB Memorandum M-07-16***]
> **Sent:** Tuesday, January 24, 2017 5:00 PM
> **To:** Ahearn, Chris - Tracey C
> **Subject:** Re: Lowe's proposal

Hi Chris, Thursday or Friday is good. Just let me know a good time and I will pencil it in.

David

On January 24, 2017 at 2:06 PM "Ahearn, Chris - Tracey C" <Chris.C.Ahearn@lowes.com> wrote:

Good afternoon, Mr. Brook.

Beth Macdonald passed along your recent email about discussing the shareholder proposal around renewable energy. Do you have some time Thursday or Friday this week to set up a call?

Thanks in advance,

Chris Ahearn

Chris Ahearn

VP, Public Affairs

Lowe's Companies, Inc. | 1000 Lowe's Blvd. | Mooresville, NC 28117

704-758-2304 direct

FISMA & OMB Memorandum M-07-16 mobile

transmittal of information via email is voluntary, is offered as a convenience, and is not a secured method of communication; Not to transmit any payment information E.G. credit card, debit card, checking account, wire transfer information, passwords, or sensitive and personal information E.G. Driver's license, DOB, social security, or any other information the user wishes to remain confidential; To transmit only non-confidential information such as plans, pictures and drawings and to assume all risk and liability for and indemnify Lowe's from any claims, losses or damages that may arise from the transmittal of documents or including non-confidential information in the body of an email transmittal. Thank you.

From: Ahearn, Chris - Tracey C
To: ***FISMA & OMB Memorandum M-07-16***
Cc: Pate, Juliet - Juliet Sy
Subject: Lowe"s follow up
Date: Tuesday, November 15, 2016 10:41:23 AM

Dear Mr. Brook,
Thank you for your time on the phone last week to discuss your position that Lowe's should produce a separate, stand-alone sustainability report. As we discussed, I have pulled together a brief history of our reporting (below) that shows publication of 2020 goals and our reporting on progress toward those goals each year.

The goals we established in 2012/published in 2013 include:
Improve energy efficiency by 13%
Reduce tons of waste generated per net sales by 40%
Reduce carbon emissions by 20%
Increase tons of waste per haul by 40%

You can see that we have made and publicly shared our commitment to sustainability and are holding ourselves accountable though annual reporting on our progress. In addition the public policy committee of the board of directors has oversight of our sustainability work. If you have questions or concerns, we will be happy to set up a follow up call.

Best regards,
Chris Ahearn

Chris Ahearn
VP, Public Affairs
Lowe's Companies, Inc. | 1000 Lowe's Blvd. | Mooresville, NC 28117
704-758-2304 direct

Lowe's Sustainability Reporting History

Lowe's has produced Social Responsibility Reports annually since 2002
Sustainability goals were set in 2012 and first published in the 2013 Social Responsibility Report
Progress toward goals is noted in both the 2014 & 2015 reports
In 2014, Lowe's began using the GRI Index as a guide for our reporting. GRI notes are listed in both 2014 and 2015 reports

2015 Social Responsibility Report

Pg	Topic/Goal
33	Energy & carbon footprint
34	Water& energy management
36-37	Recycling & waste
38	Hazardous materials
42	Sustainable Products
44-45	Chemicals, Pesticides, plants
46-47	Wood policy/sourcing
56	2014 GRI Index notes

2014 Social Responsibility Report

pg	Topic/Goal
17	Energy & carbon footprint
18	Water& energy management
19-20	Recycling & waste
21	Hazardous materials
24-25	Sustainable Products
27	Pesticides; wood policy/sourcing
52	2014 GRI Index notes

2013 Social Responsibility Report

Pg	Topic/Goal
57	2020 sustainability goals
58	Sustainable products
59	Transportation
60	Recycling
61-63	Wood policy/sourcing
67	Recycling milestone
68	Water management